   As Filed with the Securities and Exchange Commission on February 4, 1999

                                                     Registration No. 333-67427

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------


                                 AMENDMENT NO. 1


                                       TO

                                    FORM S-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                             RGS ENERGY GROUP, INC.
             (Exact name of registrant as specified in its charter)



            NEW YORK                                     4931                                16-1558410
(State or other jurisdiction of              (Primary Standard Industrial                 (I.R.S. Employer
incorporation or organization)                Classification Code Number)                Identification No.)

                                 89 East Avenue
                            Rochester, New York 14649
                                 (716) 546-2700
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                               David C. Heiligman
                                    Secretary
                             RGS Energy Group, Inc.
                                 89 East Avenue
                            Rochester, New York 14649
                                 (716) 546-2700
    (Name, address, including zip code, and telephone number, including area code, of agent for service)


         Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement.


         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|



         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|


                             ----------------------


         RGS Energy Group, Inc. hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until it shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities Exchange Commission, acting pursuant to said Section 8(a), may determine.

                                [RG and E LOGO]


                     ROCHESTER GAS AND ELECTRIC CORPORATION
                    89 East Avenue - Rochester, NY 14649-0001
                                 (716) 546-2700


                            NOTICE OF ANNUAL MEETING
                           OF SHAREHOLDERS TO BE HELD
                                 APRIL 29, 1999


To the shareholders of
ROCHESTER GAS AND ELECTRIC CORPORATION:

         The annual meeting of shareholders will be held on April 29, 1999 at 11:00 a.m. at the Hyatt Regency Rochester, 125 East Main Street, Rochester, New York. At the meeting we will:


         (1) consider and vote upon an Agreement and Plan of Share Exchange under which RG&E will reorganize into a holding company structure. As a result, RGS Energy Group, Inc., a New York corporation formed by RG&E, will become the parent company of RG&E and will trade on the New York Stock Exchange under the symbol "RGS;"


         (2) elect four Class I directors to serve on RG&E's Board of Directors for a term expiring at the 2002 annual meeting; and

         (3) transact such other business as is properly brought before the shareholders.

         Holders of record of RG&E common stock at the close of business on March 1, 1999 are entitled to vote at the annual meeting.


         This year, you have three ways to vote your proxy: (a) by mail, (b) by telephone, and (c) over the Internet. To vote electronically, simply call 1-888-xxx-xxxx toll free or visit our Internet site at http://www.equiserve.com/proxy/. To vote by mail, complete and return the enclosed proxy card in the envelope provided. Whichever method you choose, we ask that you vote at your earliest convenience. You may, of course, change or withdraw your proxy at any time prior to voting at the annual meeting.


                                        By Order of the Board of Directors,

                                        David C. Heiligman
                                        Vice President and Corporate Secretary


                  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING
                          PLEASE VOTE BY PROXY PROMPTLY

                                 PROXY STATEMENT

                                       FOR

                     ROCHESTER GAS AND ELECTRIC CORPORATION

                                       AND

                                   PROSPECTUS

                                       FOR


                             RGS ENERGY GROUP, INC.


                                  COMMON STOCK


         This proxy statement and prospectus combines a proxy statement for the 1999 annual meeting of shareholders of Rochester Gas and Electric Corporation with a prospectus of RGS Energy Group, Inc. The proxy which accompanies this proxy statement and prospectus is being solicited by the Board of Directors of RG&E.




         The Board of Directors proposes to reorganize RG&E into a holding company structure. Under the reorganization, all outstanding shares of RG&E's common stock will be exchanged on a share-for-share basis for RGS common stock. Thus, each person who owned RG&E common stock immediately prior to the exchange will own the same number of shares (and percentage) of RGS common stock after the exchange. Likewise, RGS will own all of the outstanding shares of RG&E common stock. For your convenience, we have attached a copy of the legal document which creates the holding company to this proxy statement and prospectus as Exhibit A.




         In the event the shareholders of RG&E approve the proposed reorganization, RGS will issue up to 39,750,000 shares of its common stock in exchange for shares of RG&E common stock. RGS's stock is not currently listed on any stock exchange. However, we anticipate that shares of its common stock will be listed on the New York Stock Exchange following completion of the proposed reorganization and that it will be traded under the symbol "RGS."




         If the exchange is implemented, you will not be required to surrender your RG&E stock certificates. Instead, your RG&E stock certificates will automatically represent shares of RGS common stock.




         The principal executive offices of both RG&E and RGS are located at 89 East Avenue, Rochester, New York 14649, telephone number (716) 546-2700.



         RG&E will mail this proxy statement and prospectus, together with the accompanying proxy solicited by RG&E's Board of Directors, to RG&E's shareholders on or about March 8, 1999. The date of this proxy statement and prospectus is March 8, 1999.


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT AND PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



         THIS PROXY STATEMENT AND PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND
FINANCIAL INFORMATION ABOUT RG&E THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS
DOCUMENT. PLEASE SEE "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" FOR MORE
INFORMATION REGARDING WHAT DOCUMENTS HAVE BEEN INCORPORATED AND HOW YOU CAN
OBTAIN COPIES OF THOSE DOCUMENTS.



                               TABLE OF CONTENTS



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                                                                                                                Page
                                                                                                                ----
QUESTIONS AND ANSWERS.............................................................................................1

INFORMATION ABOUT THE ANNUAL MEETING..............................................................................2

WHERE YOU CAN FIND MORE INFORMATION...............................................................................3

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...................................................................4

FORWARD LOOKING STATEMENTS........................................................................................5

THE AGREEMENT AND PLAN OF EXCHANGE................................................................................6

ELECTION OF DIRECTORS............................................................................................21

INDEPENDENT ACCOUNTANTS..........................................................................................36

EXPERTS..........................................................................................................37

DEADLINE FOR SHAREHOLDER PROPOSALS...............................................................................37

OTHER MATTERS....................................................................................................37

COST OF SOLICITATION.............................................................................................38



EXHIBITS

Exhibit A -- Agreement and Plan of Share Exchange

Exhibit B -- Certificate of Incorporation of RGS



Exhibit C -- By-laws of RGS

                              QUESTIONS AND ANSWERS

         The following Questions and Answers highlight selected information regarding the proposed formation of a holding company and may not contain all of the information that is important to you. For a more complete discussion of our proposed holding company restructuring, you should read carefully this entire document, the attached exhibits and the documents that are incorporated by reference.

         1. WHEN AND WHERE WILL THE ANNUAL MEETING TAKE PLACE? The 1999 annual meeting of shareholders of RG&E will be held at 11:00 a.m. on April 29, 1999 at the Hyatt Regency Rochester, 125 East Main Street, Rochester, New York.

         2. WHAT IS THE PLAN OF EXCHANGE? The plan of exchange is the legal document that creates the holding company. It provides that each share of RG&E common stock will be exchanged for one share of RGS common stock. As a result of the exchange, you will own RGS common stock and RGS will own all of the outstanding shares of RG&E common stock. RGS will also own all of the outstanding shares of stock of RG&E's existing subsidiaries. Although our organizational structure will change, RGS will continue to conduct RG&E's current businesses through RG&E and its other subsidiaries.

         3. WHY IS THE HOLDING COMPANY BEING PROPOSED? Primarily as a result of federal and state regulatory reforms, the energy industry is undergoing a fundamental transformation into a competitive marketplace. The holding company will help RG&E to separate its regulated utility business from its unregulated non-utility businesses. This will limit the amount of direct regulation to which the holding company is subject. This will increase its operating flexibility, enhance its ability to take advantage of new business opportunities in a timely manner, and broaden the range of financing techniques available to it. As a result, the holding company will be in a better position to adapt to the rapidly changing energy marketplace and to meet and take advantage of future challenges and opportunities.

         4. WILL I HAVE TO EXCHANGE MY RG&E STOCK CERTIFICATES FOR NEW RGS STOCK CERTIFICATES? No. The plan of exchange provides that your RG&E stock certificates will automatically represent RGS common stock instead of RG&E common stock.

         5. WILL MY DIVIDENDS BE AFFECTED? There is no reason to expect that dividends will be affected by the reorganization. RG&E intends to pay dividends to RGS in amounts which will be sufficient for RGS to pay cash dividends to its shareholders. We anticipate that such dividends paid to RGS will be sufficient to enable RGS to pay dividends on its common stock on the same dates that RG&E currently pays dividends. As in the past, however, the ability of RG&E to pay dividends will depend upon the availability of retained earnings and its financial circumstances. In the future, dividends from subsidiaries other than RG&E may also be a source of funds for dividend payments by RGS.

         6. WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE? You will not recognize any gain or loss for federal income tax purposes if you exchange your RG&E common stock for RGS common stock.

         7. WHERE WILL MY RGS COMMON STOCK BE TRADED? We expect the RGS common stock to be listed on the New York Stock Exchange and, after the exchange, to trade under the stock symbol "RGS."

         8. WHO WILL MANAGE RGS? The initial Board of Directors of RGS will consist of the same directors as the Board of Directors of RG&E. The first election of RGS directors will be at its annual meeting of shareholders in 2000. In addition, we anticipate that RGS and RG&E will have some common officers.


                      INFORMATION ABOUT THE ANNUAL MEETING

ANNUAL REPORT.

         RG&E has mailed a copy of its annual report for the year ended December 31, 1998, which includes consolidated financial statements, to all of its shareholders of record.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS.

         GENERAL. The close of business on March 1, 1999 has been fixed as the record date for determining the holders of RG&E common stock entitled to vote at the 1999 annual meeting. As of February 1, 1999, RG&E had outstanding ________ shares of common stock. Shareholders of record are entitled to one vote per share on the proposed plan of exchange and in the election of directors.

         In voting on the proposed plan of exchange (proposal 1 on your proxy card), you may vote in favor of the proposal or against the proposal or you may abstain from voting. The vote required to approve the proposed plan of exchange is the affirmative vote, in person or by proxy, of two-thirds of the outstanding shares of RG&E common stock. As a result, in accordance with New York law, abstentions will have the same legal effect as a vote against the proposed plan of exchange.

         In voting in the election of directors (proposal 2 on your proxy card), you may vote for the election of all of the nominees or you may withhold your votes as to all or specific nominees. The four nominees who receive the highest number of affirmative votes, in person or by proxy, will be elected to serve as directors. As a result, in accordance with New York law, abstentions will have no effect on the election of directors.

         YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE ITS EXERCISE AT THE ANNUAL MEETING. THEREFORE, VOTING BY PROXY NOW WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON AT THE MEETING.

         EMPLOYEE SHAREHOLDERS. The proxy is for shares of RG&E common stock registered in your name. The proxy also includes any shares held for you under the Automatic Dividend Reinvestment and Stock Purchase Plan, the RG&E Savings Plus Plan and/or the Employee Stock Ownership Plan.

         If you complete and return your proxy by mail, telephone or Internet, the proxies will vote your shares in accordance with your instructions. You may sign and return your proxy card without checking any boxes, in which case the proxies will vote your shares for the election of all of the nominees and for the proposed plan of exchange.

         If you do not return the proxy card or otherwise vote by telephone or over the Internet, the trustee of the RG&E Savings Plus Plan may nonetheless instruct the proxies to vote any Savings Plus Plan shares held by you (but not your other shares) in the same proportion as shares voted by other participants in the Plan.

         NON-EMPLOYEE SHAREHOLDERS. The proxy is for shares of RG&E common stock registered in your name. The proxy also includes any shares held for you under the Automatic Dividend Reinvestment and Stock Purchase Plan. If you complete and return your proxy by mail, telephone or Internet, the proxies will vote your shares in accordance with your instructions. If you sign and return your proxy card without checking any of the boxes, the proxies will vote your shares for the election of all of the nominees and for the proposed plan of exchange.

         SHARES HELD IN STREET NAME. Whether or not you are an employee of RG&E, if you beneficially own shares which your broker holds in street name on your behalf, you will be provided with a form of proxy instructing the broker how to vote for you. If you do not provide voting instructions to your broker, your broker may, in accordance with the rules of the New York Stock Exchange, vote such shares in his or her discretion in the election of directors. However, your broker may not vote such shares in his or her discretion on the proposed plan of exchange. Such "broker non-votes" will have the same legal effect as a vote against the proposed plan of exchange. Therefore, to vote your shares in favor of the plan of exchange, you must so instruct your broker on the form of proxy.


                       WHERE YOU CAN FIND MORE INFORMATION

         RG&E is subject to the informational requirements of the Securities Exchange Act of 1934. It files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission in accordance with the Securities Exchange Act. You may read and copy any such reports, proxy statements and other information at the SEC's public reference facilities in New York and Chicago as well as in the SEC's Public Reference Room located at 450 Fifth Street, NW, Washington, D.C. 20549. You can obtain information about the operation of the Public Reference Room by calling 1-800-SEC-0330. The SEC also maintains an Internet web site at www.sec.gov that contains reports, proxy statements and other information regarding reporting companies. You may also read and copy any such reports, proxy statements and other information concerning RG&E at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" certain information into this proxy statement and prospectus. This means that we can disclose important information by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement and prospectus unless it is superseded by information in this proxy statement and prospectus. This proxy statement and prospectus incorporates by reference the documents set forth below that were previously filed with the SEC. Such documents contain important information about RG&E, its subsidiaries and their operations and financial condition:


         (1) RG&E's Annual Report on Form 10-K for the year ended December 31, 1997.

         (2) RG&E's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998.

         (3)      RG&E's Current Report on Form 8-K dated February 12, 1998.


         We are also incorporating by reference any additional documents that we may file with the SEC between the date of this proxy statement and prospectus and the termination of the offering made by this proxy statement and prospectus.



         RGS has filed a registration statement on Form S-4 with the SEC under the Securities Act of 1933. The primary purpose of the registration statement is to register the shares of RGS common stock that it will issue under the proposed exchange. As permitted by the rules and regulations of the SEC, this proxy statement and prospectus does not contain all of the information set forth in the registration statement.



         RG&E WILL PROVIDE TO YOU WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, A COPY OF ANY DOCUMENTS THAT HAVE BEEN OR MAY BE INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT AND PROSPECTUS, OTHER THAN CERTAIN LENGTHY EXHIBITS TO SUCH DOCUMENTS. WRITTEN OR TELEPHONE REQUESTS FOR SUCH MATERIALS SHOULD BE DIRECTED TO MR. DAVID C. HEILIGMAN, VICE PRESIDENT AND CORPORATE SECRETARY, ROCHESTER GAS AND ELECTRIC CORPORATION, 89 EAST AVENUE, ROCHESTER, NEW YORK 14649, TELEPHONE NUMBER (716) 546-2700. PLEASE MAKE YOUR REQUEST NO LATER THAN APRIL 15, 1999 IN ORDER TO ENSURE TIMELY DELIVERY.



         THE BOARD OF DIRECTORS HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT AND PROSPECTUS. THIS PROXY STATEMENT AND PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SHARES OF RGS COMMON STOCK BY ANY PERSON IN ANY JURISDICTION OR IN ANY CIRCUMSTANCE IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL.



         NEITHER THE DELIVERY OF THIS PROXY STATEMENT AND PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF RG&E OR RGS SINCE THE DATE OF THIS PROXY STATEMENT AND PROSPECTUS.

                           FORWARD LOOKING STATEMENTS

         This proxy statement and prospectus contains statements which are not historical fact and which can be classified as forward looking. These statements can be identified by the use of certain words which suggest forward looking information, such as "believes," "expects," "projects," "estimates" and "anticipates." They can also be identified by the use of words which relate to future goals or strategies.

         In addition to the assumptions and other factors referred to specifically in connection with the forward looking statements, some of the factors that could make a significant difference in whether the forward looking statements ultimately prove to be accurate include:

         (1) any state or federal legislative or regulatory initiatives that affect the cost or recovery of investments necessary to provide utility service in the electric and natural gas industries. Such initiatives could include, for example, changes in the regulation of rate structures or changes in the speed or degree to which competition occurs in the electric and natural gas industries;

         (2) any changes in the ability of RG&E to recover environmental compliance costs through increased rates;

         (3) any changes in the regulatory status of nuclear generating facilities and their related costs, including recovery of costs related to spent fuel and decommissioning;

         (4) any changes in the rate of industrial, commercial and residential growth in RGS's service territories;

         (5) the development of any new technologies which allow customers to generate their own energy or produce lower cost energy;

         (6)      any unusual or extreme weather or other natural phenomena;

         (7) the ability of RGS to manage profitably its new unregulated operations;

         (8) certain unknowable risks involved in operating unregulated businesses in new territories and new industries;

         (9) the timing and extent of changes in commodity prices and interest rates;

         (10) any unanticipated developments associated with identifying, assessing, fixing and testing the modifications necessary to mitigate Year 2000 compliance problems, including the possible indirect impact of customers, suppliers and other business partners who do not sufficiently mitigate their Year 2000 compliance problems; and

         (11) any other considerations that may be disclosed from time to time in RG&E's and RGS's publicly disseminated documents and filings.

                       THE AGREEMENT AND PLAN OF EXCHANGE

                         (PROPOSAL 1 ON YOUR PROXY CARD)
TERMS.

         RG&E proposes to reorganize its operations by forming a holding company structure. Under the terms of the plan of exchange, all of the outstanding shares of RG&E common stock will be exchanged on a share-for-share basis for RGS common stock. When the exchange is completed, each person who owned RG&E common stock immediately prior to the exchange will own a corresponding number of shares (and percentage) of RGS common stock. Similarly, RGS will own all of the outstanding shares of RG&E common stock. If the exchange is implemented, shareholders will not be required to surrender their existing RG&E stock certificates for stock certificates of RGS.



         The Board of Directors of RG&E believes that the plan of exchange is in the best interests of the shareholders. The plan of exchange has been approved by the Boards of Directors of both RG&E and RGS and has been executed by authorized officers of each company. If the shareholders approve the plan of exchange, and if the applicable regulatory approvals are obtained, the exchange will become effective when the New York Department of State files a certificate of exchange for RG&E (or at such later time as is specified in the certificate of exchange).



         Shareholder approval of the plan of exchange will also result in approval of several amendments to RG&E's common stock plans (discussed below under "The Agreement and Plan of Exchange - Common Stock Plans"). Such amendments provide for the future use of RGS common stock instead of RG&E common stock under the common stock plans. Moreover, after the exchange is completed, RGS will become the sponsor of the common stock plans instead of RG&E.



         After the exchange, RGS common shareholders will have the right to vote on corporate action concerning RGS (but not RG&E) in accordance with the New York Business Corporation Law. RG&E preferred stock will remain securities of RG&E after the exchange. Moreover, the exchange will not result in any change in the outstanding indebtedness of RG&E, which will continue to be indebtedness of RG&E after the exchange.

RECOMMENDATION OF THE BOARD OF DIRECTORS.

         The Board of Directors unanimously recommends that shareholders vote FOR the plan of exchange. In making its decision to recommend the plan of exchange, the Board of Directors has considered the following material factors:


         The energy industry is evolving at an accelerated pace and undergoing a fundamental transformation into a competitive marketplace. This is primarily a result of state and federal regulatory developments and escalating competitive pressures. To respond effectively to the increased competition and restructured regulatory environment, the Board of Directors has determined that RG&E must position itself to take advantage of potential business opportunities outside of its present markets.

         In the opinion of the Board of Directors, it is desirable in the long run for RG&E to pursue its new business opportunities through a holding company structure. The plan of exchange will help RG&E to separate its utility business from its non-utility businesses. This will increase its operating flexibility, enhance its ability to take advantage of new business opportunities in a timely manner, and broaden the range of available financing techniques. The separation of RG&E's businesses will also provide a better structure for regulators to assure that there is no cross-subsidization of costs or transfer of business risk between its utility and non-utility businesses.



         The Board of Directors considered the financial cost to RG&E of implementing the plan of exchange. Such costs include (a) expenses associated with obtaining the required regulatory approvals, (b) expenses associated with this proxy solicitation, and (c) expenses incurred in connection with registering the RGS common stock with the SEC.



         The Board of Directors has determined that the exchange should only involve the RG&E common stock. The Board's decision not to provide for the exchange of RG&E preferred stock was based primarily on two factors. The first factor was the Board's desire not to alter the nature of the investment decision represented by such fixed income securities - namely, a direct investment in a regulated utility. The second factor was the Board's conclusion that the benefits to the preferred shareholders of maintaining a priority position with respect to dividends and assets on liquidation outweigh any detriment associated with not having an interest in the non-utility aspects of RG&E's businesses.

PRESENT BUSINESSES.

         RG&E. RG&E was organized under the laws of the State of New York in 1904. It is engaged principally in the businesses of generating, purchasing, transmitting and distributing electricity, and purchasing, transporting and distributing natural gas. For the twelve months ended September 30, 1998, 68% of its operating revenues were derived from electric service, 29% from natural gas service and 3% from unregulated businesses. RG&E's service area has a population of approximately one million and is well diversified among residential, commercial and industrial consumers. In addition to the City of Rochester, which is the third largest city and a major industrial center in New York State, it includes a substantial suburban area with a large and prosperous farming area.

         RG&E's current corporate structure is as follows:

                                 RG&E
                                     R

ENERGETIX                             RGS                   RGS DEVELOPMENT
         UR                              UR                                UR

             R = REGULATED                           UR = UNREGULATED

         ENERGETIX. It is part of RG&E's business strategy to seek growth by entering into unregulated businesses. The Settlement Agreement (discussed below under "The Agreement and Plan of Exchange - Reasons for the Reorganization - The Settlement Agreement") allows RG&E to invest up to $100 million in unregulated businesses. The first step in this direction was the formation and operation of Energetix, Inc. Although at this time RG&E has no formal commitments or agreements with respect to further acquisitions, it will continue to evaluate opportunities as they arise.


         Energetix is an unregulated subsidiary that will bring energy products and services to the marketplace both within and outside RG&E's regulated franchise territory. Energetix intends to market electricity, natural gas, oil and propane fuel energy services in an area extending in a 150-mile radius around Rochester.


      In August 1998, Energetix announced the acquisition of Griffith Oil
Co., Inc., the second largest oil and propane distribution company in New York State. Griffith gives Energetix access to 65,000 new customers, with 60,000 of them residing outside of RG&E's regulated franchise territory. In addition to its current products, Griffith sells electricity, natural gas and other services offered by Energetix to its existing customers. Griffith has approximately 350 employees and operates 16 customer service centers.



         RGS DEVELOPMENT. During the second quarter of 1998, RG&E formed a new unregulated subsidiary, RGS Development Corporation. RGS Development was formed to pursue unregulated business opportunities in the energy marketplace.



         RGS. RGS, a New York corporation, was organized in 1998 for the purpose of carrying out the reorganization of RG&E into a holding company structure. RGS is currently a direct subsidiary of RG&E. Upon the consummation of the exchange, RGS will become the parent of RG&E. Moreover, RG&E intends to transfer Energetix and RGS Development to RGS immediately prior to the exchange so that RGS will remain the parent of Energetix, RGS Development and any other former subsidiaries of RG&E after the consummation of the exchange. Thus, all the business and operations conducted by RG&E and its subsidiaries immediately before the exchange will continue to be conducted by RGS and its subsidiaries (including RG&E) immediately after the exchange. Similarly, the consolidated assets and liabilities of RG&E and its subsidiaries immediately before the exchange will be the same as the consolidated assets and liabilities of RGS and its subsidiaries (including RG&E) immediately after the exchange.



         We expect the reorganized corporate structure of RG&E and RGS immediately after the exchange to be as follows:

                                      RGS
                                           UR


ENERGETIX                             RG&E                    RGS DEVELOPMENT
         UR                               UR                                 UR
             R = REGULATED                           UR = UNREGULATED

         RGS is not expected to be an operating company. After the reorganization is completed, RGS will engage in non-utility business activities through certain of its subsidiaries, including Energetix and RGS Development. As business conditions warrant, additional subsidiaries of RGS, or of one or more of its subsidiaries, may be formed.


REASONS FOR THE REORGANIZATION.

         THE REGULATORY FRAMEWORK. The primary purpose of the reorganization is to establish the optimal corporate structure to respond to increased competition in the electric and natural gas industries.


         Beginning with the passage of the Public Utility Regulatory Policies Act of 1978 and the National Energy Policy Act of 1992, there has been a significant increase in the level of competition in the market for the generation and sale of electricity. More recently, in 1996, the Federal Energy Regulatory Commission issued Order No. 888. Among other things, Order 888 requires public utilities controlling transmission facilities to open the wholesale electricity market to increased competition by filing non-discriminatory open access transmission tariffs. In early 1997, RG&E and the other New York State electric utilities made such a filing with the FERC. The filing included the establishment of (a) a reliability council, (b) a power exchange that will establish visible spot market prices for wholesale electricity, and (c) an independent system operator that will control most electric transmission facilities in New York State as an integrated system and on a non-discriminatory basis.



         The transition to a more competitive electric industry in New York State was set in motion in August 1994 when the New York Public Service Commission instituted an investigation of issues related to a restructuring of the electric industry in New York State. The overall objective of the investigation was to identify regulatory and ratemaking practices that would assist in the transition to a more competitive electric industry.


         The natural gas business has also become increasingly competitive as a result of federal legislative and regulatory initiatives. As a consequence, natural gas distribution companies and larger end users can now purchase gas supply from a wide choice of producers and brokers in an essentially unregulated market. The federal regulatory changes in the natural gas industry culminated in 1992 when the FERC issued Order No. 636. Among other things, Order 636 mandates the unbundling of interstate pipeline sales service and establishes certain open access transportation requirements. One consequence of unbundling services has been the creation of a new environment that mixes competition and regulation.


         At the state level, the PSC issued an opinion and order in December 1994 that set forth the policy framework to guide the transition of New York State's gas distribution industry into a more competitive marketplace. In accordance with that and subsequent orders, RG&E modified its natural gas tariffs to permit all customers - residential, small business, commercial and industrial - to purchase natural gas from other sources, provided they use RG&E's transportation network for a separate fee. Under this program, marketers are allowed to aggregate smaller loads, thus making smaller customers more attractive to serve.



         Under a March 1996 order, the PSC permitted RG&E and other gas distribution companies to assign to marketers the pipeline and storage capacity held by RG&E to serve their customers. In a policy statement issued in November 1998, the PSC ordered that the mandatory assignment of capacity permitted by the March 1996 order be terminated effective April 1, 1999.



         In its November 1998 policy statement, the PSC announced its conclusion that the most effective way to establish a competitive gas supply market is for gas distribution utilities to cease selling gas. The PSC established a transition process in which it plans to address three groups of issues: (a) individual gas utility plans to implement the PSC's vision of the market, (b) key generic issues to be dealt with through collaboration among gas utilities, marketers, pipelines and other stakeholders, and (c) coordination of issues that are common to both the gas and the electric industries.



         In August 1998, prior to issuance of the PSC's policy statement, RG&E had commenced negotiations with the staff of the PSC and other parties to develop a comprehensive multi-year settlement of various issues, including rates and the structure of RG&E's gas business. Because the negotiation of a comprehensive settlement is not anticipated to conclude until mid-1999, the parties to the negotiations agreed to an interim settlement, effective through June 1999. The interim settlement deals with such issues as rates, transportation and storage capacity costs, and assignment of capacity. Under the interim settlement, which was approved by the PSC in November 1998, base rates for gas service remain frozen at their current levels (which were fixed under a 1995 settlement that expired at the end of October 1998). Additionally, RG&E must provide a guaranteed level of benefits to customers from the re-marketing of unneeded transportation and storage capacity. RG&E must also permit marketers serving up to 10% of retail and aggregated customer load to do so without having to take assignment of the corresponding capacity. With certain exceptions, RG&E is permitted to recover the costs associated with non-assigned capacity from all customers.



         RG&E and the other parties to the settlement negotiations are proceeding with discussions based on the August 1998 comprehensive settlement proposal and the PSC's policy statement. RG&E's objective is to have a comprehensive settlement in place prior to July 1, 1999.

         This mixture of competition and regulation creates new opportunities (and risks) for energy service providers and their customers.

         THE SETTLEMENT AGREEMENT. During 1996 and 1997, RG&E, the staff of the PSC and several other parties negotiated an agreement regarding electric service which was approved by the PSC in November 1997. The Settlement Agreement sets the framework for the introduction and development of open competition in the electric energy marketplace and lasts through June 30, 2002. Over this time, the way electricity is delivered to customers will fundamentally change. In phases, RG&E will allow customers to purchase electricity, and later capacity commitments, from sources other than RG&E through its Energy Choice Program. These suppliers will compete to package and sell energy and related services to customers. Competing suppliers will pay RG&E a fee to use its electric distribution system and RG&E will remain responsible for maintaining the system and for responding to emergencies.


         The Settlement Agreement sets RG&E's electric rates for each year during its five-year term. Over the five-year period, RG&E's rate decreases will total approximately $64.6 million. The Settlement Agreement permits RG&E to fund its unregulated operations with up to $100 million.

         The Settlement Agreement requires RG&E to functionally separate its three regulated operations: distribution, generation and retailing. Additionally, unregulated energy retailing operations must be structurally separate from the regulated utility functions. Although the Settlement Agreement provides incentives for the sale of generating assets, it does not require RG&E to divest generating or other assets or write off stranded costs. Additionally, RG&E will be given a reasonable opportunity to recover prudently incurred costs, including those pertaining to generation and purchased power.


         RG&E believes that the Settlement Agreement will not adversely affect its eligibility to continue to apply certain accounting rules applicable to regulated industries. In particular, RG&E believes it will continue to be eligible for the favorable treatment provided by SFAS-71 (Accounting for the Effects of Certain Types of Regulation) which allows RG&E to include assets on its balance sheet based on its regulated ability to recoup the cost of those assets. However, this may not be the case with respect to certain operational costs associated with non-nuclear generation. If, contrary to RG&E's view, its eligibility to apply SFAS-71 is adversely affected, RG&E could be required to make a material write-down of assets, the amount of which it cannot presently determine.



         The Energy Choice Program approved by the PSC as part of the Settlement Agreement went into effect on July 1, 1998. During the first year of the program, customers whose electric energy represents approximately 10% of RG&E's total annual retail sales are now eligible to purchase electricity (but not capacity commitments) from alternative suppliers. RG&E will completely open the system to competitors by July 2001.



         BENEFITS OF A HOLDING COMPANY STRUCTURE. RG&E could continue to pursue non-utility business opportunities directly or through Energetix, RGS Development and its other subsidiaries. The Board of Directors believes, however, that it is more desirable in the long run to conduct its business through a holding company structure.



         The holding company structure is a well-established form of organization for companies conducting multiple lines of business. It is a common form of organization for non-utility companies and for those regulated companies, such as telephone utilities and water utilities, which are not regulated by the Public Utility Holding Company Act of 1935. In addition, it is utilized by many electric and gas companies which are involved in non-utility activities.



         There are many benefits of a holding company structure. Under a holding company structure, RGS would be able to engage in non-utility businesses without obtaining the prior approval of the PSC. This would enable RGS to pursue such business opportunities in a timely manner. The proposed holding company structure also would permit the use of financing techniques that are better suited to the particular requirements, characteristics and risks of non-utility operations without affecting the capital structure or creditworthiness of RG&E. This would increase RG&E's financial flexibility by allowing the design and implementation of capitalization ratios appropriate for the capital and business requirements of each of RG&E's individual lines of business.



         The proposed holding company structure separates the operations of RG&E's utility and non-utility businesses. As a result, it provides a better structure for regulators to assure that there is no cross-subsidization of costs or transfer of business risk between businesses. The proposed holding company structure would also make it easier for investors to analyze and value RG&E's individual lines of business. Moreover, the use of a holding company structure provides legal protection against the imposition of liability on regulated utilities for the results of non-utility business activities.


TERMINATION OR AMENDMENT OF THE PLAN OF EXCHANGE.


         Even if the shareholders approve the plan of exchange, the Board of Directors of either RGS or RG&E may terminate the plan of exchange at any time prior to its effectiveness. In addition, the Board of Directors of RG&E and RGS, acting together, may amend the plan of exchange at any time prior to its effectiveness. However, once the shareholders have approved the plan of exchange, the Boards may not change the number or nature of the shares to be exchanged or otherwise adversely affect the rights of the shareholders of RG&E.


CONDITIONS TO REORGANIZATION.


         The plan of exchange must be approved by various regulatory agencies as well as by the shareholders of RG&E. RG&E received FERC approval on November 30, 1998 and Nuclear Regulatory Commission approval on December 14, 1998. RG&E is awaiting action by the PSC and the SEC on its applications.


RIGHTS OF DISSENTING SHAREHOLDERS.


         Under Section 910(a)(1)(C) of the New York Business Corporation Law, holders of RG&E common and preferred stock will not have dissenters' rights in connection with the plan of exchange.


COMMON STOCK PLANS.


         RG&E currently maintains the following stock-related employee plans:
1996 Performance Stock Option Plan and RG&E Savings Plus Plan. In addition, RG&E offers to all of its shareholders an Automatic Dividend Reinvestment and Stock Purchase Plan.

          Once the exchange is completed, RGS common stock will be used instead of RG&E common stock whenever stock is required in connection with the common stock plans. Moreover, RGS will become the sponsor of the common stock plans instead of RG&E. Amendments to the common stock plans to provide for the foregoing will take effect at the same time as the exchange. Shareholder approval of the plan of exchange also will constitute shareholder approval of such amendments to the common stock plans.



LISTING OF RGS COMMON STOCK.



         We expect the RGS common stock to be approved for listing on the New York Stock Exchange and to trade under the stock symbol "RGS." At the time of the listing of RGS common stock, we will de-list the RG&E common stock.


TRANSFER AGENT AND REGISTRAR.


         The transfer agent and registrar for RGS common stock will be BankBoston, N.A. The address for the transfer agent and registrar is P.O. Box 8040, Boston, Massachusetts 02266-8040.


PRICE OF RG&E COMMON STOCK.


         RG&E's common stock is currently listed on the New York Stock Exchange. The high and low sales prices of RG&E's common stock during the twelve months ended December 31, 1998 were $33.25 and $28.375, respectively. The high and low sales prices on _________, 1999 were $______ and $______, respectively.


REGULATORY MATTERS.


         Upon completion of the reorganization, the PSC, the NRC and the FERC will continue to regulate RG&E. However, the PSC, the NRC and the FERC will not regulate RGS, except to the extent that the rules or orders of such regulatory agencies impose restrictions on RGS's relationships with RG&E. After the exchange, we anticipate that the reporting requirements of the Exchange Act will apply to both RGS and RG&E.



         The FERC has held that the transfer of common stock of a public utility company from its existing shareholders to a holding company constitutes a transfer of the "ownership and control" of the facilities of such utility. Such an exchange must therefore be reviewed and approved by the FERC under Section 203 of the Federal Power Act. RG&E received FERC approval for the exchange on November 30, 1998.

         A provision in the Atomic Energy Act requires NRC consent for the transfer of control of NRC licenses. The NRC staff has in the past asserted that this provision applies to the creation of a holding company over an NRC-licensed utility company in a transaction such as the proposed reorganization. RG&E owns one nuclear generating facility and a portion of one other nuclear generating facility and therefore holds NRC licenses for both facilities. RG&E applied for NRC approval for the transfer of control of its licenses to RGS and received approval of such transfer on December 14, 1998.


DIVIDEND POLICY.


         We expect that RGS will pay quarterly dividends on its common stock on the same dates that RG&E currently pays dividends. The most recent quarterly dividend paid on RG&E common stock was $.45 per share payable on October 24, 1998. The ability of RGS to pay common stock dividends will be governed by the ability of RGS's subsidiaries to pay dividends to RGS. Because RG&E will be by far the largest of the subsidiaries, we expect that for the foreseeable future the funds required by RGS to enable it to pay dividends will be derived predominantly from the dividends paid to RGS by RG&E. In the future, dividends from subsidiaries other than RG&E may also be a source of funds for dividend payments by RGS.



         RG&E's ability to make dividend payments to RGS will depend upon the availability of retained earnings and the needs of its utility business. RG&E intends to pay dividends to RGS, if available, in amounts which will be sufficient for RGS to pay cash dividends and to pay its operating expenses. However, because RG&E will continue to be regulated by the PSC, the amount of its earnings and dividends will be affected by the manner in which the PSC regulates RG&E. Furthermore, the preferential dividend rights of the holders of RG&E preferred stock will continue to affect the ability of RG&E to pay dividends to RGS. In addition, although it has no present intention to do so, it is possible that RG&E may need to issue additional preferred stock in the future. Such additional preferred stock would also have preferential dividend rights.


DIRECTORS AND EXECUTIVE OFFICERS.


         Until the year 2000 annual meeting, the Board of Directors of RGS will consist of the same directors as the Board of Directors of RG&E. If the shareholders approve the plan of exchange, they will be considered also to have ratified the election of such persons as directors of RGS. In addition, we anticipate that RGS and RG&E will have some common officers. RGS and RG&E may also have directors and executive officers who are not directors or executive officers of the other.


DESCRIPTION OF RG&E CAPITAL STOCK.

         RG&E is authorized to issue:


         - 50,000,000 shares of common stock, of which 37,378,813 shares were issued and outstanding as of December 31, 1998;



         - 2,000,000 shares of preferred stock having a par value of $100.00 per share, of which 820,000 shares were issued and outstanding as of December 31, 1998;

         - 4,000,000 shares of preferred stock having a par value of $25.00 per share, of which none were issued and outstanding as of December 31, 1998; and

         - 5,000,000 shares of preference stock having a par value of $1.00 per share, of which none were issued and outstanding as of December 31, 1998.

         The outstanding preferred stock has preference over the common stock, and would have preference over shares of preference stock if any such shares were outstanding, as to dividends and assets on liquidation. If shares of preference stock were issued and outstanding, such shares would have preference over the common stock as to dividends and assets on liquidation.


DESCRIPTION OF RGS CAPITAL STOCK.


         GENERAL.  RGS is authorized to issue:


         - 100 million shares of common stock, of which 1,000 shares were issued and outstanding as of December 31, 1998; and



         - 10 million shares of preferred stock, of which none were issued and outstanding as of December 31, 1998.


         PREFERRED STOCK. Like the RG&E charter, the RGS charter provides that, to the extent permitted by the New York Business Corporation Law, the Board of Directors is authorized, at any time or from time to time, to establish and designate one or more series of preferred stock and to fix the number of shares and the relative rights, preferences and limitations of each such series.



         DIVIDENDS. After giving effect to any prior rights of RGS preferred stock, if any should become outstanding, RGS will pay dividends on its common stock as determined by its Board of Directors out of legally available funds.



         VOTING RIGHTS. Generally, the holders of RGS common stock are entitled to one vote for each share held by them on all matters submitted to the shareholders of RGS. Holders of RGS common stock do not have cumulative voting rights in the election of directors. The RGS charter and by-laws generally require the affirmative vote of a majority of the outstanding shares for shareholder action. However, the RGS charter and by-laws require the affirmative vote of the holders of 75% of the outstanding shares in order for shareholders to amend or adopt any provision inconsistent with certain specified provisions of the RGS charter and by-laws.



         LIQUIDATION. In the event RGS is liquidated or dissolved, either voluntarily or involuntarily, the holders of any RGS preferred stock established by the Board of Directors would have priority (after RGS's creditors) with respect to the distribution of RGS's assets. After the holders of any such preferred stock are paid, the holders of RGS common stock would be entitled, to the exclusion of the holders of any such preferred stock, to share ratably (according to the number of shares held by them) in all remaining assets of RGS available for distribution.



         PREEMPTIVE AND OTHER RIGHTS. The holders of RGS capital stock do not have any preemptive rights to purchase shares of RGS common or preferred stock (or their equivalents). The RGS common stock is not subject to redemption or to any further calls or assessments and is not entitled to the benefit of any sinking fund provisions. The shares of RGS common stock to be issued in connection with the exchange will be fully paid and non-assessable once the exchange is completed.




COMPARISON OF RG&E COMMON STOCK AND RGS COMMON STOCK.



         As New York corporations, both RG&E and RGS are governed by the New York Business Corporation Law. As a result of the exchange, holders of RG&E common stock, whose rights as shareholders are currently governed by RG&E's charter and by-laws, will become holders of RGS common stock, whose rights as shareholders will be governed by the RGS charter and by-laws.



        The following table summarizes and compares the principal rights of RGS shareholders and the rights of RG&E shareholders. It is qualified in its entirety, however, by reference to the full texts of the RGS charter and by-laws and the RG&E charter and by-laws. We have attached the RGS charter and by-laws as Exhibits B and C for your convenience. The RG&E charter and by-laws are included as exhibits to RG&E's Annual Report on Form 10-K for the year ended December 31, 1998.



------------------------------------------------------------------------------------------------------------------------------
                                          RG&E COMMON SHAREHOLDERS                              RGS COMMON SHAREHOLDERS
------------------------------------------------------------------------------------------------------------------------------
AUTHORIZED SHARES                  50 million shares of common stock, 6                     100 million shares of common
                                   million shares of preferred stock and 5                  stock and 10 million shares of
                                   million shares of preference stock.                      preferred stock.
------------------------------------------------------------------------------------------------------------------------------
PREEMPTIVE RIGHTS                  Limited preemptive rights to purchase newly issued       None.
                                   common stock which is not offered pursuant to a
                                   public offering or to or through underwriters or
                                   investment bankers.
------------------------------------------------------------------------------------------------------------------------------
NUMBER OF DIRECTORS                Minimum of 9 and maximum of 18.  Actual number to        No minimum or maximum number.
                                   be set by the Board.                                     Actual number to be set by the
                                                                                            Board.
------------------------------------------------------------------------------------------------------------------------------
CHANGE IN NUMBER OF DIRECTORS      Shareholders can change the maximum and minimum          Same.
                                   limits by amending the by-laws.
------------------------------------------------------------------------------------------------------------------------------
CLASSIFIED BOARD                   Three classes of directors, each serving staggered       Same.
                                   three-year terms.
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                          RG&E COMMON SHAREHOLDERS                              RGS COMMON SHAREHOLDERS
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
NOMINATIONS OF DIRECTORS           By the Board, or by a shareholder upon 90 days'          Same.
                                   notice in advance of an annual meeting.
------------------------------------------------------------------------------------------------------------------------------
CUMULATIVE VOTING FOR              None.                                                    Same.
DIRECTORS
------------------------------------------------------------------------------------------------------------------------------
REMOVAL OF DIRECTORS               Only for cause.                                          Same.
------------------------------------------------------------------------------------------------------------------------------
ELECTION OF TEMPORARY              By a majority of the existing directors.                 Same.
DIRECTORS
------------------------------------------------------------------------------------------------------------------------------
SPECIAL MEETINGS OF                May only be called by the Chairman or President,         Same.
SHAREHOLDERS                       or by the Secretary at the written request of a
                                   majority of the directors.
------------------------------------------------------------------------------------------------------------------------------
SETTING OF BUSINESS TO BE          By the Board, or by a shareholder upon 90 days'          Same.
TRANSACTED AT AN ANNUAL            notice in advance of an annual meeting.
MEETING
------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDER ACTION BY              Only if unanimous.                                       Same.
WRITTEN CONSENT
------------------------------------------------------------------------------------------------------------------------------
SUPERMAJORITY VOTING               75% vote to amend or repeal certain provisions of        Same.
REQUIREMENTS                       the charter and by-laws.
------------------------------------------------------------------------------------------------------------------------------

POSSIBLE ANTI-TAKEOVER EFFECT OF CERTAIN RGS PROVISIONS AND NEW YORK LAW.



         RGS CHARTER AND BY-LAWS. Certain provisions of the RGS charter and by-laws could have the effect of delaying, discouraging or preventing tender offers or other unsolicited attempts to take over and acquire the business of RGS. These provisions, all of which were the same under the RG&E charter and by-laws, include:


         (1) the existence of authorized but unissued common and preferred stock;

         (2) the ability of the directors to increase the number of directors and to elect, by majority vote, the additional directors;

         (3)      the division of the board into three classes of directors;

         (4) the requirement that shareholders give advance notice of nominations of directors and proposals to transact business at an annual or special meeting;

         (5)      the absence of cumulative voting for directors;

         (6) the inability of shareholders to remove directors other than for cause;

         (7)      the inability of shareholders to call a special meeting;

         (8) the inability of shareholders to act by written consent unless the consent is unanimous; and

         (9) the requirement of supermajority voting in order to amend or adopt certain by-law and charter provisions.


         By discouraging potential takeover bids, these provisions might diminish the opportunity for RGS's shareholders to sell their shares at a premium over then prevailing market prices. The Board of Directors decided to include such provisions to ensure that it would have the ability to evaluate any proposed acquisition or change in control based on the interests of RG&E and all of its constituencies without undue pressure.



         BCL SECTION 912. Section 912 of the New York Business Corporation Law prohibits a resident domestic corporation like RGS from engaging in certain business combinations with an interested shareholder (generally, the beneficial owner of 20% or more of a corporation's voting stock) for five years following the time such shareholder became an interested shareholder. However, if the corporation's Board of Directors approved the business combination or the transaction which resulted in the shareholder becoming an interested shareholder, such prohibition does not apply. After the expiration of the five-year period, such business combinations may occur only if approved by a majority vote of disinterested shareholders, or if specific requirements as to consideration paid to holders of common and preferred stock are met.

         PSL SECTION 70. Under Section 70 of the New York Public Service Law, no gas or electric corporation may acquire the stock or bonds of any other corporation incorporated for, or engaged in, the same or a similar business unless authorized by the PSC. That statute also provides that, in general, no stock corporation of any description, other than a gas or electric corporation, may purchase or acquire more than 10% of the voting stock of any New York gas or electric corporation unless the purchase is on the terms and conditions set by the PSC.


TREATMENT OF RG&E PREFERRED STOCK.


         The shares of RG&E preferred stock issued and outstanding immediately prior to the exchange will not be converted or otherwise affected by the exchange. They will continue as equity securities of RG&E with all the same rights and restrictions as were applicable to them prior to the exchange. The Board of Directors decided to have the RG&E preferred stock continue as securities of RG&E so it would not alter the nature of the investment represented by such fixed income securities, namely a direct investment in a regulated utility.


TREATMENT OF RG&E INDEBTEDNESS.


         The exchange will not result in any change in the outstanding indebtedness of RG&E, which will continue to be indebtedness of RG&E after the exchange. The indebtedness will be neither assumed nor guaranteed by RGS in connection with the exchange. The Board of Directors decided to have the indebtedness of RG&E continue as indebtedness of RG&E so it would not alter the nature of the investment represented by such fixed income obligations, namely a direct investment in a regulated utility.


ACCOUNTING TREATMENT.


         The consolidated assets and liabilities of RGS and its subsidiaries (including RG&E) immediately after the exchange will be the same as the consolidated assets and liabilities of RG&E and its subsidiaries (including RGS) immediately before the exchange. RGS, on an unconsolidated basis, will record its investment in RG&E and in the subsidiaries transferred by RG&E to RGS at their net book value. The exchange will result in RGS becoming the owner of all of the outstanding shares of RG&E common stock. This change in ownership will have no accounting effect on RG&E. The transfers of subsidiaries by RG&E to RGS and its subsidiaries will reduce RG&E's retained earnings by an amount equal to the net book value of such subsidiaries.



FEDERAL INCOME TAX CONSEQUENCES.



         GENERAL. The following discussion describes the principal federal income tax consequences of the exchange. However, it does not discuss all aspects of income taxation that may be relevant to a particular shareholder based on the personal tax circumstances of the shareholder, or to certain types of shareholders subject to special treatment under the income tax laws. Accordingly, each shareholder should consult his or her own tax advisor as to the specific tax consequences to him or her, including the application and effect of state or local income and other tax laws.

         For federal income tax purposes, the exchange will qualify as a tax-free exchange under Section 351 of the Internal Revenue Code of 1986.



         TAX IMPLICATIONS TO THE SHAREHOLDERS. For federal income tax purposes, no gain or loss will be recognized by the shareholders from the exchange. The aggregate tax basis of the RGS common stock received by each shareholder will be the same as the shareholder's present aggregate tax basis in his or her RG&E common stock (typically, when a shareholder sells his or her stock, the tax basis, or initial cost, of the stock is subtracted from the proceeds of the sale to determine the taxable amount of the shareholder's gain). The holding period of the RGS common stock held by each shareholder for determining long-term capital gains for federal income tax purposes will include the period during which such shareholder held the RG&E common stock, provided that the RG&E common stock was held as a capital asset on the date of the exchange.



         TAX IMPLICATIONS TO RG&E AND RGS. Neither RG&E nor RGS will recognize any gain or loss for federal income tax purposes upon the exchange of the RG&E and RGS common stock. For federal income tax purposes, the basis of the RG&E common stock received by RGS will be the same as RG&E's net asset basis immediately prior to the exchange, subject to certain adjustments under Treasury regulations relating to consolidated groups. RGS's holding period in the RG&E common stock received in the exchange will include the periods during which such stock was held by the RG&E shareholders.


         OTHER TAX ASPECTS. Apart from U.S. federal income tax aspects, we have made no attempt to determine any tax that may be imposed on shareholders by the country, state or jurisdiction in which such shareholders reside or are citizens.


         The federal income tax discussion pertaining to shareholders set forth above is intended to provide only a general summary and does not address tax consequences which may vary with individual circumstances. Moreover, this discussion does not address any foreign, federal, state or local tax consequences of a disposition of stock in RG&E or RGS either before or after the share exchange. Accordingly, each shareholder is strongly urged to consult with his or her tax advisor to determine the particular tax consequences to him or her of a disposition of the stock.


LEGAL OPINIONS.


         Nixon, Hargrave, Devans & Doyle LLP, RG&E's principal outside counsel, will pass upon the validity of the RGS common stock for RG&E.

                              ELECTION OF DIRECTORS

                         (PROPOSAL 2 ON YOUR PROXY CARD)

         The Board of Directors of RG&E currently consists of twelve directors divided into three classes. One class of directors is elected at each annual meeting of shareholders for a term expiring at the third succeeding annual meeting.


         Ms. Constance M. Mitchell, a member of the class of 1999, will be retiring from the Board at the annual meeting on April 29, 1999. Ms. Mitchell has been a director since 1981 and the Board is appreciative of her contributions to RG&E over the years.


         The following individuals have been nominated for election at the 1999 annual meeting to serve as directors for a term expiring at the 2002 annual meeting and thereafter until their successors are elected and qualify:

         -        G. Jean Howard,

         -        Samuel T. Hubbard, Jr.,

         -        Cleve L. Killingsworth, Jr., and

         -        Roger W. Kober.

         Ms. G. Jean Howard has been nominated to stand for election for the first time to fill the Board seat to be vacated by Ms. Mitchell. The other nominees are incumbant directors.


         Unless you specify otherwise on your proxy, the proxies will vote shares represented by proxies for the election of the nominees listed above. While it is anticipated that the nominees will be able to qualify or accept office, if one or more should be unable to do so, the proxies reserve the right to vote for any substitute nominee or nominees designated by the Board of Directors.

         The following paragraphs identify the nominees standing for election and the continuing directors, including their principal occupations and business experience for the past five years.

NOMINEES - CLASS I  (Term expiring in 2002)


         G. JEAN HOWARD. (age 55) Ms. Howard has served as Executive Director of Wilson Commencement Park, a human services and housing management agency empowering low-income, single-parent families to become socially and economically self-sufficient, since 1990. Prior to joining WCP, Ms. Howard served in management capacities at several human services agencies nationwide. Ms. Howard serves as a board member or trustee of numerous civic and philanthropic organizations, including Bennett College, WXXI Public Broadcasting, Inc., Monroe Community College, the Center for Governmental Research, Inc. and Genesee Hospital, Rochester, New York. Ms. Howard is standing for election to RG&E's Board of Directors for the first time.

         SAMUEL T. HUBBARD, JR. (age 49) Mr. Hubbard was President and Chief Executive Officer of the Alling and Cory Company, a wholesale distributor of fine printing paper, industrial and business products, from 1986 until November 1998. Prior to joining Alling and Cory, Mr. Hubbard held various management positions with Chase Lincoln First Bank, a former subsidiary of The Chase Manhattan Corporation. He is a director of First Empire Corporation and the Genesee Corporation. Mr. Hubbard has been a director of RG&E since 1996.


         CLEVE L. KILLINGSWORTH, JR. (age 46) Mr. Killingsworth has served as President and Chief Executive Officer of Health Alliance Plan, a corporate affiliate of the Henry Ford Health System, since January 1998. He served as President of several Kaiser Foundation Health Plans from 1994 to 1997 and in senior executive positions at Blue Cross/Blue Shield of the Rochester Area from 1986 to 1994. Mr. Killingsworth is a director of the Reynolds and Reynolds Company. He has been a director of RG&E since July 1998.

         ROGER W. KOBER. (age 65) Mr. Kober served as Chairman of the Board and Chief Executive Officer of RG&E from March 1996 until his retirement in January 1998. Mr. Kober served as Chairman of the Board, President and Chief Executive Officer from January 1992 to March 1996. Mr. Kober is a director of Home Properties of New York, Inc. He has been a director of RG&E since 1988.

CONTINUING DIRECTORS - CLASS II  (Term expiring in 2000)


         ALLAN E. DUGAN. (age 58) Mr. Dugan has served as Executive Vice President, Business Group Operations of Xerox Corporation since January 1999. Prior to assuming his current position, Mr. Dugan was Senior Vice President, Corporate Strategic Services and Senior Vice President and General Manager, Manufacturing Operations Worldwide. Mr. Dugan has been a director of RG&E since 1991.


         SUSAN R. HOLLIDAY. (age 43) Ms. Holliday has been President and Publisher of the Rochester Business Journal since 1988. She is Chairman of the Rochester Regional Advisory Board, Key Bank, N.A. and serves as a board member or trustee of several civic and philanthropic organizations including the United Way of Greater Rochester, Rochester Museum and Science Center, George Eastman House and Rochester Institute of Technology. Ms. Holliday has been a director of RG&E since 1997.


         CHARLES I. PLOSSER. (age 50) Dean Plosser has served since 1991 as the John M. Olin Distinguished Professor of Economics and Public Policy, and as Dean since July 1993, of the William E. Simon Graduate School of Business Administration, University of Rochester. He has been a director of RG&E since 1996.

         THOMAS S. RICHARDS. (age 55) Mr. Richards has been Chairman of the Board, President and Chief Executive Officer of RG&E since January 1998. Mr. Richards was President and Chief Operating Officer from March 1996 to January 1998, and has served in numerous senior executive capacities since joining RG&E as General Counsel in October 1991. Prior to joining RG&E, Mr. Richards was an attorney with the law firm of Nixon, Hargrave, Devans & Doyle LLP. He has been a director of RG&E since 1996.

CONTINUING DIRECTORS - CLASS III  (Term expiring in 2001)


         ANGELO J. CHIARELLA. (age 65) Mr. Chiarella was Vice President, Rochester Midtown L.L.C., a real estate development and leasing company, from November 1997 until January 1999. Mr. Chiarella was previously President and Chief Executive Officer of Midtown Holdings Corp. He is a director of Transmation, Inc. Mr. Chiarella has been a director of RG&E since 1992.

         MARK B. GRIER. (age 46) Mr. Grier has been Executive Vice President, Financial Management of The Prudential Insurance Company of America since June 1997. He served as Chief Financial Officer of The Prudential from May 1995 to June 1997 and was Executive Vice President, The Chase Manhattan Bank, N.A. from 1991 to May 1995. Mr. Grier has been a director of RG&E since 1997.

         JAY T. HOLMES. (age 56) Mr. Holmes has been a commercial arbitrator and practicing attorney since May 1996. He served as Executive Vice President and Chief Administrative Officer of Bausch & Lomb Incorporated from March 1995 until his retirement in May 1996. Mr. Holmes previously held numerous executive positions at Bausch & Lomb, serving as Senior Vice President and Chief Administrative Officer from November 1994 to March 1995 and as Senior Vice President - Corporate Affairs and Secretary from 1983 until November 1994. Mr. Holmes has been a director of RG&E since 1992.

         CORNELIUS J. MURPHY. (age 68) Mr. Murphy has served as Senior Vice President of Goodrich & Sherwood Company, a management consulting and human resource services company, since 1990. Prior to assuming his current responsibilities, Mr. Murphy held a number of senior management positions at Eastman Kodak Company, the last of which was Senior Vice President and Project Manager, Office of the Chief Executive until March 1989. He is a director of Transmation, Inc. Mr. Murphy has been a director of RG&E since 1981.

SECURITY OWNERSHIP OF MANAGEMENT.

         The following table indicates the number of shares (and percentage) of RG&E common stock and equivalent units beneficially owned as of February 1, 1999 by (a) each director and nominee, (b) each of the executive officers named in the Summary Compensation Table, and (c) the five current executive officers and directors as a group. As of December 31, 1998, no director, nominee or executive officer beneficially owned over .2% of the outstanding shares, and the total beneficially owned by all of the directors, nominees and executive officers as a group represented .9% of the total shares outstanding.

------------------------------------------------------------------------------------------------------------------------
      NAME OF BENEFICIAL OWNER               COMMON            COMMON STOCK EQUIVALENT     TOTAL COMMON STOCK AND COMMON
                                        STOCK BENEFICIALLY       UNITS BENEFICIALLY           STOCK EQUIVALENT UNITS
                                          OWNED (1)(2)               OWNED (3)                  BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------
Michael J. Bovalino                              28,952                    6,947                       35,899
------------------------------------------------------------------------------------------------------------------------
Angelo J. Chiarella                               1,656                   11,986                       13,642
------------------------------------------------------------------------------------------------------------------------
Allan E. Dugan                                      300                    6,145                        6,445
------------------------------------------------------------------------------------------------------------------------
Mark B. Grier                                     1,000                      476                        1,476
------------------------------------------------------------------------------------------------------------------------
Susan R. Holliday                                 1,413                    1,230                        2,643
------------------------------------------------------------------------------------------------------------------------
Jay T. Holmes                                       600                   12,788                       13,388
------------------------------------------------------------------------------------------------------------------------
G. Jean Howard (4)                                    0                        0                            0
------------------------------------------------------------------------------------------------------------------------
Samuel T. Hubbard, Jr.                              400                    1,883                        2,283
------------------------------------------------------------------------------------------------------------------------
Cleve L. Killingsworth, Jr.                          60                      462                          522
------------------------------------------------------------------------------------------------------------------------
Roger W. Kober                                   69,543                    6,022                       75,565
------------------------------------------------------------------------------------------------------------------------
Constance M. Mitchell                               237                   10,425                       10,662
------------------------------------------------------------------------------------------------------------------------
Cornelius J. Murphy                               3,449                   15,778                       19,227
------------------------------------------------------------------------------------------------------------------------
Charles I. Plosser                                  100                    1,846                        1,946
------------------------------------------------------------------------------------------------------------------------
Thomas S. Richards                               45,739                   11,934                       57,673
------------------------------------------------------------------------------------------------------------------------
J. Burt Stokes                                   31,635                    7,010                       38,645
------------------------------------------------------------------------------------------------------------------------
Michael T. Tomaino                               23,625                    6,947                       30,572
------------------------------------------------------------------------------------------------------------------------
All Directors, Nominees and                     224,719                  103,615                      328,334
Executive Officers as a group (19
Individuals)
------------------------------------------------------------------------------------------------------------------------


(1) Includes shares of RG&E common stock over which the director, nominee or executive officer has direct or indirect voting or investment power, as well as indirect family holdings of which the following persons disclaim beneficial ownership with respect to shares held by their spouses: Mr. Bovalino, 4,781 shares; Mr. Chiarella, 298 shares; Ms. Holliday, 339 shares; Mr. Kober, 6,815 shares; and all directors, nominees and executive officers as a group, including the aforementioned, 13,724 shares.


(2) Includes shares of RG&E common stock which may be acquired through the exercise of stock options which are currently exercisable. The persons who have such options and the number of shares which may be acquired are as follows: Mr. Bovalino, 23,839 shares; Mr. Kober, 57,513 shares; Mr. Richards, 36,320 shares; Mr. Stokes, 23,839 shares; Mr. Tomaino, 16,609 shares; and all directors, nominees and executive officers as a group, including the aforementioned, 170,218 shares.

(3) Includes RG&E common stock equivalent units accrued under RG&E's Long Term Incentive Plan, 401(k) Restoration Plan, Directors' Deferred Compensation Plan and Deferred Stock Unit Plan for Non-Employee Directors for which the director, nominee or executive officer does not have voting rights.

(4)      New nominee.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE.

         Section 16(a) of the Securities Exchange Act of 1934 requires RG&E's directors and executive officers, as well as persons holding 10% or more of RG&E's equity securities, to file reports of ownership and changes in ownership with the SEC and the New York Stock Exchange. These reporting persons are also required to provide RG&E with copies of all such Section 16(a) forms they file. Based solely on our review of the copies of the reports received by us, and on the written representations of certain reporting persons, we believe that during 1998 all filing requirements were timely satisfied by the directors and executive officers of RG&E.

MEETINGS AND STANDING COMMITTEES OF THE BOARD OF DIRECTORS.

         The Board of Directors met ten times during 1998. All nominees attended at least 75% of the total meetings of the Board and the committees on which they served.

         EXECUTIVE AND FINANCE COMMITTEE. The Executive and Finance Committee, with certain exceptions, possesses all of the authority of the Board of Directors. During 1998, the Committee met four times. Messrs. Kober (Chairman), Dugan, Holmes, Murphy, Plosser and Richards are currently members of the Committee.

         AUDIT COMMITTEE. The Audit Committee monitors the integrity of RG&E's financial statements and its financial reporting process. It reviews management's internal controls and RG&E's policies and procedures that monitor compliance with all applicable laws, regulations and ethical business practices. The Committee also recommends to the Board independent auditors to be retained by RG&E for the ensuing year, reviews the results of the auditors' examinations of RG&E's financial statements and recommends any actions deemed necessary. During 1998, the Committee met four times. Mrs. Mitchell (Chairman) and Messrs. Chiarella, Grier and Hubbard are currently members of the Committee.

         COMMITTEE ON MANAGEMENT. The Committee on Management reviews RG&E's executive compensation and benefits program, including awards under RG&E's annual Executive Incentive Plan, Long Term Incentive Plan and Performance Stock Option Plan. The Committee sets the compensation of the Chief Executive Officer and reviews the compensation levels of members of management proposed by the Chief Executive Officer. The Committee oversees RG&E's organizational structure, corporate goals and objectives and management development, including management succession. During 1998, the Committee met six times. Messrs. Murphy (Chairman), Dugan, Hubbard and Plosser are currently members of the Committee.

         COMMITTEE ON DIRECTORS. The Committee on Directors is responsible for evaluation of director performance, director compensation, director succession, committee membership and corporate governance issues. The Committee recommends to the Board of Directors candidates to be nominated for election as directors. During 1998, the Committee met four times. Messrs. Holmes (Chairman) and Chiarella and Mmes. Holliday and Mitchell are currently members of the Committee.

         Shareholders wishing to recommend candidates for nomination to the Board should submit in writing to the Secretary of RG&E the name of the nominee, a statement of the nominee's qualifications and the written consent of the person so named. Suggestions received prior to October 1, 1999, will be considered by the Committee when recommending nominees for election at the 2000 annual meeting of shareholders.

REPORT OF THE COMMITTEE ON MANAGEMENT ON EXECUTIVE COMPENSATION.

         The Committee on Management is appointed by the Board of Directors of RG&E. Its objective is to assure that executive compensation is fair and reasonable to customers, shareholders and employees by providing competitive compensation linked to the achievement of RG&E's goals. The Committee provides to the Board a detailed review of all aspects of compensation for the senior officer positions.


         The Committee has used the services of a compensation consulting firm to advise it on the reasonableness of compensation paid to senior officers as compared to other companies, including both utility companies and general industry companies. The Committee has commissioned several consultant studies on executive compensation in recent years. The studies indicated that RG&E's executive compensation levels were below the average for comparable utility and general industry companies, and based on these results, the Committee has adjusted RG&E's compensation objectives to the targets discussed below. The studies also facilitated establishment of short and long-term incentive programs.


         COMPONENTS OF COMPENSATION. The executive compensation program consists of three components: base salary, annual incentive compensation and long-term incentive compensation.


         Base Salary. The first component of executive compensation is base salary, which is predicated on competitive market conditions, level of responsibility and individual performance. RG&E's target base compensation objective for its top five executive positions is to be competitive with utility companies in the Edison Electric Institute revenue class of $1 billion to $2.5 billion (18 companies) at the 50th percentile of this class. The average base pay for RG&E's five highest paid executives in 1998 was 22.2% below the median base pay of those companies.


         Executive Incentive Plan. The second component of executive compensation is annual incentive compensation. A substantial portion of the annual compensation of each officer relates to, and is contingent upon, the performance of RG&E, as well as the individual contribution of each officer. As a result, a portion of each officer's total potential compensation is variable.


         RG&E has an Executive Incentive Plan which provides for annual performance bonus awards for key employees that are paid upon meeting established performance objectives.

Awards may range from 0% to 50% of the midpoint of a participant's salary grade. Awards are dependent upon the achievement level against the corporate annual performance objectives. Performance goals are established annually by the Committee on Management and approved by the Board of Directors. The annual award will be paid in cash in the year following the year in which it was earned.


         The Executive Incentive Plan objectives for 1998 consisted of three categories: (1) shareholder satisfaction, (2) customer satisfaction, and (3) employee satisfaction. The weighting of importance and value for each of these categories was 50%, 30% and 20% respectively. The Committee monitored RG&E's performance regarding the Plan's objectives throughout the year. Based upon 1998 performance results, the computations of which were reviewed by RG&E's independent auditors, the Board granted an Executive Incentive Plan payout for achieving the combined objectives: (1) cash flow return on net assets, (2) customer satisfaction measurements in the RG&E's Distribution Business, Customer Service, Generation Business and RGS segments, and (3) employee satisfaction index and employee performance initiatives. Members of the executive management team (6 employees) and the executive leadership team (17 employees) participated in the 1998 Plan. The bonus awards for 1998, as reported below in the Summary Compensation Table, reflect the achievement of earning 131.1% of the targeted Plan award for 1998, as determined by the Committee and as approved by the Board of Directors. Twenty percent of the bonus awards was based upon the achievement of each executive's individual performance objectives.


         Long Term Incentive Plan. The third component of executive compensation is long-term incentive compensation, which is designed to ensure the continuing success of RG&E and is directly tied to RG&E's common stock performance. Under RG&E's Long Term Incentive Plan, the Committee may recommend to the Board of Directors the granting of annual awards of 500 to 4,000 performance shares based on the participant's positional responsibilities. The performance shares are RG&E common stock equivalents and will accumulate reinvested dividends over a three-year performance cycle. At the end of the three-year performance cycle, RG&E's three-year annualized shareholder return on common stock will be ranked with the companies which comprise the EEI Index. The Committee on Management may award from 0% to 200% of each participant's performance share account based on RG&E's ranking in the peer comparison and RG&E's cash flow return on net assets results. The number of performance shares payable to a participant will be valued based on the average of the closing price of RG&E common stock during December of the year prior to the awarding of such shares. Awards granted under the Long Term Incentive Plan are paid in cash. Participants are required to invest the after-tax proceeds in shares of RG&E common stock and to retain the shares for a period of at least three years.


         The fourth Long Term Incentive Plan performance cycle concluded in December 1998. The total shareholder return during the three-year performance cycle, as compared to the EEI Index, placed RG&E in the 20th position out of 97 companies. During the previous three-year performance cycle concluded in December 1997, RG&E ranked 13th out of 98 companies. Based upon RG&E's relative performance compared to the EEI Index, and cash flow return on net assets of 9.69%, which was above the target goal established in the corporate business plan, the Board of Directors approved a 176.3% payout for 1998 for performance shares granted in

January 1996. These awards were grossed up to cover federal and state income taxes, as reported below in the Summary Compensation Table.


         The last Long Term Incentive Plan grants were made in January of 1998. The 1997 and 1998 performance cycles (1997-1999 and 1998-2000) will be the last under this Plan. Effective January 1999, performance shares previously granted under the Long Term Incentive Plan will be replaced with annual stock options. Stock options will be awarded under the 1996 Performance Stock Option Plan referenced below.


         Performance Stock Option Plan. In 1996, the Performance Stock Option Plan was established and approved by the shareholders of RG&E. The Stock Option Plan is designed to motivate management to increase shareholder value over the long term. Under the Plan, officers and other key executives may be awarded stock options over a ten-year period ending December 31, 2006. The stock options are intended to more closely align the interests of management with those of shareholders by giving management a greater interest in significant stock price appreciation. The full benefit of the compensation package to each executive cannot be realized unless stock price appreciation occurs over a number of years. Option grants include dividend equivalent rights from the date of grant.


         In 1998, the Committee granted stock options to Mr. Richards upon his promotion to Chief Executive Officer. These option grants are reflected in the stock option tables on the following pages. In determining the number of options, consideration was given to competitive practices and the duties and scope of responsibilities of each executive position.


         The Committee granted 27,984 options at an exercise price of $33.9065 per share to Mr. Richards. Because they were performance related, these options are scheduled to become 25% vested upon achieving a common stock closing price of $35 or more for five consecutive trading days; 50% vested at $40 or more for five consecutive trading days; 75% vested at $45 or more for five consecutive trading days; and 100% vested upon achieving a common stock closing price of $50 or more for five consecutive trading days.


         Under the annual stock option program the granting of options will be based upon RG&E's three-year total shareholder return performance as compared to the performance of the EEI Index. Top third, middle third and bottom third performance by RG&E will result in a varying number of stock option grants. As RG&E's total shareholder return performance for the period 1996-1998 was in the top third of the comparative group, annual options were granted on January 20, 1999 at an exercise price of $29.875 per share as follows: Mr. Richards, 27,256 options; Mr. Stokes, 13,387 options; Mr. Tomaino, 12,689 options; and Mr. Bovalino, 11,687 options. These options cannot be exercised for three years from the date of grant and include dividend equivalent rights from the date the option is granted to the date of exercise at the current annual rate of $1.80.


         Under the provisions of the Stock Option Plan, the Committee may grant additional options in the future.

         RG&E's total compensation objective for its top five executive positions is to be fully competitive with a utility industry comparison group. Total compensation is defined as the combination of base salary and short and long-term incentives.


         CHIEF EXECUTIVE OFFICER COMPENSATION. In recognition of Mr. Richards' promotion to the position of Chairman, President and Chief Executive Officer on January 1, 1998, and with respect to his overall leadership of RG&E, the Board of Directors, upon recommendation of the Committee, increased his annual base salary from $250,008 to $325,704, effective January 1, 1998. This salary increase also reflects Mr. Richards' 1997 performance and additional responsibilities he assumed upon the retirement of former Chairman and CEO, Mr. Kober. The Board of Directors was favorably impressed with Mr. Richards' continuing efforts to create solid earnings results in the face of poor weather comparisons, his continued leadership in establishing Energetix to compete for the energy supply and service needs of our customers as the energy marketplace deregulates, and continued excellent operating performance and expense control.


         With the above increase in salary level, Mr. Richards' base pay for 1998 was 36.7% below the median of the EEI salary comparison group. As a result of the awards paid to Mr. Richards for the positive performance achieved under the Executive Incentive Plan and Long Term Incentive Plan for 1998, his total compensation is 12.5% below the median of the EEI salary comparison group.


         Mr. Richards was granted 4,000 performance shares in January 1998 under the Long Term Incentive Plan. The performance cycle for these shares will end on December 31, 2000 and will be evaluated at that time.


         Mr. Richards was granted an additional 27,984 performance contingent stock options on January 1, 1998 at an exercise price of $33.9065 per share. These options will vest as discussed above.


         Performance shares under the Long Term Incentive Plan and the Performance Stock Option Plan link executive compensation directly with shareholder interests since both the targets and the payouts are measured in terms of shareholder value.



                                                 Committee on Management


                                                 Cornelius J. Murphy, Chairman
                                                 Allan E. Dugan
                                                 Samuel T. Hubbard, Jr.
                                                 Dr. Charles I. Plosser

EXECUTIVE COMPENSATION.

         EXECUTIVE OFFICERS. The following tables show the compensation RG&E paid for services of the chief executive officer and the next four most highly compensated executive officers for each of the last three fiscal years:

                           SUMMARY COMPENSATION TABLE

----------------------------------------------------------------------------------------------------------------------------------
                                                     ANNUAL COMPENSATION            LONG-TERM COMPENSATION
                                                  ----------------------------      ------------------------
                                                                                     LTIP         SECURITIES       ALL OTHER
                                     FISCAL                                         PAYOUTS       UNDERLYING      COMPENSATION
NAME AND PRINCIPAL POSITION           YEAR        SALARY ($)      BONUS ($)(1)       ($)(2)       OPTIONS(3)         ($)(4)
----------------------------------------------------------------------------------------------------------------------------------
THOMAS S. RICHARDS                    1998         325,704          136,859         338,600         27,984            8,143
Chairman of the Board,                1997         246,710          73,846          277,849         48,427            6,168
President and                         1996         223,825          37,265           41,853           N/A             5,596
Chief Executive Officer (5)

ROBERT E. SMITH                       1998         226,061          47,651          247,600            0              5,652
Senior Vice President (6)             1997         224,931          42,411          277,776         31,785            5,623
                                      1996         217,689          27,305           41,853           N/A             5,442

J. BURT STOKES                        1998         208,820          47,651          249,500            0              5,221
Senior Vice President,                1997         198,717          42,411          277,744         31,785            4,968
Corporate Services and                1996         190,000          27,305           41,853           N/A             4,750
Chief Financial Officer

MICHAEL T. TOMAINO                    1998         197,928          47,651          249,500            0              4,948
Senior Vice President and             1997         47,502           10,603          277,643         33,218            1,188
General Counsel (7)                   1996           N/A              N/A             N/A             N/A              N/A

MICHAEL J. BOVALINO                   1998         182,297          47,651          249,700            0              4,557
President and Chief Executive         1997         167,148          42,411          277,719         31,785            4,179
Officer, Energetix, Inc. (8)          1996           N/A              N/A             N/A             N/A              N/A
----------------------------------------------------------------------------------------------------------------------------------

N/A - Not Applicable

(1) Under the Executive Incentive Plan, the amount of annual awards depends upon the level of achievement of one-year goals. If performance is below a minimal level, no award is earned. Actual amounts of annual awards earned under the Plan are shown.


(2) Under the Long Term Incentive Plan, the amount of annual awards depends upon the total shareholder return over a three-year period ending in December of such year, as compared to the companies which comprise the EEI Index of investor-owned electric utilities. The Plan also includes a financial performance measurement which compares RG&E's cash flow return on net assets against a pre-established target goal identified in RG&E's corporate business plan. The table reports actual amounts earned at the end of each performance cycle, grossed up to cover federal and state income taxes. Awards granted under the Plan are paid in cash. Participants are required to invest the after-tax proceeds in shares of RG&E's common stock and to retain the shares for a period of at least three years.


(3)      Options granted in 1997 and 1998.


(4) RG&E contributions to the Savings Plus Plan, 401(k) Plan and the 401(k) Restoration Plan.


(5) Mr. Richards was elected Chairman of the Board, President and Chief Executive Officer effective January 1, 1998.

(6)      Mr. Smith retired from RG&E effective January 1, 1999.

(7) Mr. Tomaino was elected Senior Vice President and General Counsel effective October 1, 1997.


(8) Mr. Bovalino was elected President and Chief Executive Officer of Energetix effective January 1, 1998. Previously, he was Senior Vice President, Energy Services of RG&E.


          LONG TERM INCENTIVE PLAN - GRANTS IN LAST FISCAL YEAR (1998)


---------------------------------------------------------------------------------------------------------------------
                                                     PERFORMANCE OR
                                      NUMBER OF       OTHER PERIOD
                                    COMMON STOCK         UNTIL           ESTIMATED FUTURE PAYOUTS UNDER NON-STOCK
                                     EQUIVALENT      MATURATION OR                   PRICE-BASED PLANS
                                                                      --------------------------------------------
NAME AND PRINCIPAL POSITION         UNITS (#)(1)         PAYOUT       THRESHOLD (#)    TARGET (#)      MAXIMUM (#)
---------------------------------------------------------------------------------------------------------------------
THOMAS S. RICHARDS                      4,000           3 Years         0 - 3,999         4,000           8,000
Chairman of the Board,
President and
Chief Executive Officer

ROBERT E. SMITH                         2,000           3 Years         0 - 1,999         2,000           4,000
Senior Vice President

J. BURT STOKES                          2,000           3 Years         0 - 1,999         2,000           4,000
Senior Vice President,
Corporate Services and
Chief Financial Officer

MICHAEL T. TOMAINO                      2,000           3 Years         0 - 1,999         2,000           4,000
Senior Vice President and
General Counsel

MICHAEL J. BOVALINO                     2,000           3 Years         0 - 1,999         2,000           4,000
President and Chief Executive
Officer, Energetix, Inc.
---------------------------------------------------------------------------------------------------------------------

(1) Under the Long Term Incentive Plan, in January 1998, officers were granted a specific number of performance shares based upon their salary grade. Each performance share is deemed to be equivalent to one share of RG&E common stock. Stock dividend equivalents will be deemed to be paid and reinvested during the length of a performance cycle. The Committee on Management may award from 0% to 200% of each officer's performance share account at the end of a three-year performance cycle (2000 for this cycle) based on RG&E's ranking against the Edison Electric Institute 100 Index of investor-owned electric utilities for total shareholder return on a three-year annualized basis and RG&E's cash flow return on net assets compared to a pre-established target goal identified in RG&E's corporate business plan. The number of performance shares payable, if any, will be based on the average closing price of RG&E common stock for December 2000. Any award will be paid in cash by March 1, 2001. Participants are required to invest the after-tax proceeds of any award in shares of RG&E's common stock and to retain the shares for a period of at least three years.


                    OPTION GRANTS IN LAST FISCAL YEAR (1998)


-------------------------------------------------------------------------------------------------------------------------
                                                                  INDIVIDUAL GRANTS (1)
                             --------------------------------------------------------------------------------------------
                                                      PERCENT OF
                                NUMBER OF           TOTAL OPTIONS
                                SECURITIES            GRANTED TO       EXERCISE OR                          GRANT DATE
                             UNDERLYING OPTIONS      EMPLOYEES IN       BASE PRICE       EXPIRATION       PRESENT VALUE
NAME                            GRANTED(#)           FISCAL YEAR        ($/SHARE)           DATE             ($)(2)
-------------------------------------------------------------------------------------------------------------------------
Thomas S. Richards                27,984                 64.9            $33.9065           1/1/08           158,110
-------------------------------------------------------------------------------------------------------------------------
Robert E. Smith                     0                    N/A               N/A               N/A               N/A
-------------------------------------------------------------------------------------------------------------------------
J. Burt Stokes                      0                    N/A               N/A               N/A               N/A
-------------------------------------------------------------------------------------------------------------------------
Michael T. Tomaino                  0                    N/A               N/A               N/A               N/A
-------------------------------------------------------------------------------------------------------------------------
Michael J. Bovalino                 0                    N/A               N/A               N/A               N/A
-------------------------------------------------------------------------------------------------------------------------


N/A - Not Applicable.

(1) The options shown in this table were granted in 1998 under the 1996 Performance Stock Option Plan. During the exercise period, the recipient of the option grant may exercise 25% of the total options granted after the stock price closes at $35 or more for five consecutive trading days, 50% after the stock closes at $40 or more for five consecutive trading days, 75% after the stock closes at $45 or more for five consecutive trading days, and 100% after the stock closes at $50 or more for five consecutive trading days. Options carry dividend equivalent rights which provide for a cash payment upon exercise of an option equal to the quarterly dividend payments per share of RG&E common stock paid to RG&E's shareholders from the date the option was granted to the date of exercise.

(2) The grant date valuation was calculated using the Black-Scholes option pricing model assuming an option value ranging between $0.86 to $1.08 per share, stock price volatility of 17%, a risk-free rate of return ranging between 6.39% to 6.56% and an annual dividend yield of 9.44%.

             AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR (1998)
                        AND FISCAL YEAR-END OPTION VALUES


--------------------------------------------------------------------------------------------------------------------------------
                              SHARES                             NUMBER OF SECURITIES                 VALUE OF UNEXERCISED
                             ACQUIRED                           UNDERLYING UNEXERCISED              IN-THE-MONEY OPTIONS AT
                                ON                            OPTIONS AT FISCAL YEAR END (#)         FISCAL YEAR END ($)(1)
                                                              ------------------------------       ----------------------------
                             EXERCISE        VALUE
     NAME                       (#)        REALIZED ($)       EXERCISABLE   UNEXERCISABLE          EXERCISABLE    UNEXERCISABLE
--------------------------------------------------------------------------------------------------------------------------------
Thomas S. Richards               0              0                36,320         40,091               442,650         147,554
--------------------------------------------------------------------------------------------------------------------------------
Robert E. Smith                  0              0                23,838          7,947               290,526          96,854
--------------------------------------------------------------------------------------------------------------------------------
J. Burt Stokes                   0              0                23,838          7,947               290,526          96,854
--------------------------------------------------------------------------------------------------------------------------------
Michael T. Tomaino               0              0                16,609         16,609               107,959         107,959
--------------------------------------------------------------------------------------------------------------------------------
Michael J. Bovalino              0              0                23,838          7,947               290,526          96,854
--------------------------------------------------------------------------------------------------------------------------------


(1) Based on the market value of the stock at fiscal year-end less exercise price. Does not include dividend equivalent rights from the date the option was granted to the date of exercise at the current annual rate of $1.80 per share.


SEVERANCE AGREEMENTS.



         RG&E has entered into severance agreements for an indefinite term with Messrs. Richards, Stokes, Tomaino and Bovalino. The agreements provide that each of the officers that is a party to the agreements is obligated, in the event of an attempted change of control (as defined in the agreements), not to leave RG&E and to render certain services to RG&E for a designated period. The agreements also provide that the officer is entitled to specified compensation and benefits if, within three years after a change in control, the officer's employment is involuntarily terminated, other than for cause (as defined in the agreements) or by reason of death, disability or normal retirement. Involuntary termination also includes the officer's resignation following a change in duties (as defined in the agreements). If an involuntary termination occurs within the three-year covered period, the officer will receive a lump sum payment equal to three times his annual salary (as defined in the agreements) and certain other benefits including health and death benefits and outplacement and relocation expense reimbursement. The agreements also provide for a gross-up for any excise taxes that may apply under Section 4999 of the Internal Revenue Code.

DIRECTORS' COMPENSATION.


         In order to ensure that the interests of each member of the Board of Directors are directly tied to the continuing success of RG&E and the performance of RG&E's common stock, a suggested target level of stock ownership of $150,000 is recommended to be held directly by each Board member who has been on the Board a minimum of five years exclusive of stock held in RG&E's deferred stock plans.



         RG&E pays directors an annual retainer of $20,000, $10,000 in cash and $10,000 to be applied to the purchase of shares of RG&E common stock to assist each director who does not meet the stock ownership guidelines discussed above. RG&E pays committee chairmen an additional cash retainer of $3,000. Directors receive $900 for each Board or committee meeting attended and $600 for each additional Board or committee meeting attended the same day.



         RG&E does not pay its officers any fees for their services as directors. The total amount of compensation RG&E pays to its directors is comparable to the total compensation paid to directors of similar sized combination electric and gas utility companies.



         RG&E has deferral plans under which a director's fees and the cash portion of his or her retainer may either be deferred with interest in a cash account or deferred and converted to common stock equivalent units which earn dividends equal to dividends declared on RG&E common stock. In either case, deferred amounts are paid in cash, in a lump sum or over a period of up to ten years commencing no later than the director's 70th birthday.



         RG&E has a Deferred Stock Unit Plan for Non-Employee Directors which also serves to align the directors' financial interests with those of the shareholders. Each director's deferred stock account is based on the amount of the annual retainer, the number of years of Board service, and the price of RG&E's common stock. Under the Plan, each non-employee director is credited annually with deferred stock units equal to 75% of his or her annual retainer. Benefits under the Plan become partially vested after five years of service and are fully vested after ten years. Upon cessation of membership on the Board, deferred amounts will be payable in cash in a lump sum or in up to ten annual installments as determined by each director.


SHAREHOLDER RETURN COMPARISON.


         The following graph compares the cumulative total shareholder return on RG&E's common Stock with the EEI Index of investor-owned electric utilities and the Standard & Poors 500 Index for the past five years. Total return was calculated assuming investment of $100 on December 31, 1993 and reinvestment of all dividends.

                  FIVE-YEAR CUMULATIVE TOTAL RETURN COMPARISON
                      (RG&E, EEI INDEX, AND S&P 500 INDEX)




                              [FLOW CHART]



               1993      1994      1995      1996      1997      1998
RG$E           $100       $86      $101       $94      $179      $174
EEI            $100       $88      $116      $117      $149      $170
S&P 500        $100      $101      $139      $171      $228      $294




PENSION PLAN TABLE.


         RG&E has a non-contributory, tax qualified, defined benefit pension plan known as the RG&E Retirement Plan. RG&E also has an unfunded, non-qualified plan known as the RG&E Unfunded Retirement Income Plan. All employees, including executive officers, are eligible to participate in these plans. RG&E also has an unfunded supplemental executive retirement plan in which executive officers participate. The annual pension benefit under the plans, taken together, is determined by the employee's years of service and annual compensation (salary and bonus). Under the Internal Revenue Code of 1986, the annual benefit payable by the funded plan was limited to $130,000 for 1998. The unfunded plans will provide those benefits which cannot be fully provided by the funded plan. The table below may be used to calculate the approximate annual benefits payable to executive officers at normal retirement age (65) under these plans in specified remuneration and years-of-service classifications.

----------------------------------------------------------------------------------------------------------------------
AVERAGE ANNUAL SALARY                       RETIREMENT BENEFITS BASED ON YEARS OF SERVICE ($)(2)
       ($)(1)
                             5            10            15           20            25            30           40
----------------------------------------------------------------------------------------------------------------------
       150,000            30,000        56,250        78,750       97,500        97,500        97,500       97,500

       200,000            40,000        75,000       105,000       130,000      130,000       130,000       130,000

       250,000            50,000        93,750       131,250       162,500      162,500       162,500       162,500

       300,000            60,000       112,500       157,500       195,000      195,000       195,000       195,000

       350,000            70,000       131,250       183,750       227,500      227,500       227,500       227,500

       400,000            80,000       150,000       210,000       260,000      260,000       260,000       260,000

       450,000            90,000       168,750       236,250       292,500      292,500       292,500       292,500

       500,000            100,000      187,500       262,500       325,000      325,000       325,000       325,000

       550,000            110,000      206,250       288,750       357,500      357,500       357,500       357,500
----------------------------------------------------------------------------------------------------------------------


(1) Average annual salary includes base pay (three highest consecutive years) and annual bonus (three highest years) during the last ten years before retirement. The amounts shown in the salary and bonus columns in the Summary Compensation Table constitute qualifying compensation under the plans.


(2) Messrs. Richards, Smith, Stokes, Tomaino and Bovalino have been credited with 15, 39, 3, 9 and 2 years of service, respectively, under the plans.


                             INDEPENDENT ACCOUNTANTS


         RG&E has appointed PricewaterhouseCoopers LLP, a firm of independent certified public accountants, to continue as its auditors for the year 1999. We expect representatives of PricewaterhouseCoopers LLP to be present at the annual meeting and available to answer appropriate questions from shareholders. They will also have the opportunity to make a statement if they desire to do so. From time to time, PricewaterhouseCoopers LLP performs certain management advisory services for RG&E.

                                     EXPERTS


         We have incorporated by reference (a) the consolidated balance sheets as of December 31, 1998, 1997 and 1996, (b) the consolidated statements of income, changes in common stock equity, and cash flows for each of the three years in the period ended December 31, 1998, and (c) the related financial statement schedule incorporated in this proxy statement and prospectus by reference from RG&E's Annual Report on Form 10-K. In doing so, we have relied on the report of PricewaterhouseCoopers LLP, a firm of independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.



                       DEADLINE FOR SHAREHOLDER PROPOSALS


         Rule 14a-3(c) of the SEC's proxy rules allows RG&E to use discretionary voting authority to vote on a matter coming before an annual meeting of shareholders which is not included in its proxy statement if RG&E does not have notice of the matter at least 90 days before the date of the annual meeting. In addition, discretionary voting authority may generally also be used if RG&E receives timely notice of such matter (as described in the preceding sentence) and if RG&E describes the nature of such matter in its proxy statement. Accordingly, for RG&E's year 2000 annual meeting of shareholders, any such notice must be received by RG&E's Secretary at 89 East Avenue, Rochester, New York 14649, on or before January 19, 2000.



         RG&E's by-laws provide that any shareholder who wishes to submit a proposal must notify RG&E 90 days in advance of a meeting and must submit the following: (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting the business at that meeting,
(b) the shareholder's name and address as they appear on RG&E's books, (c) the class and number of shares of RG&E that are owned by the shareholder, and (d) any material interest of such shareholder in such business.



         These requirements are separate and apart from the SEC's requirements that a shareholder must meet in order to have a shareholder proposal included in RG&E's proxy statement for its year 2000 annual meeting. Specific proposals of common shareholders intended to be presented at RG&E's year 2000 annual meeting of shareholders (or at RGS's year 2000 annual meeting if the plan of exchange is approved) must be received by the Secretary of RG&E (or RGS) at 89 East Avenue, Rochester, New York 14649 no later than November 9, 1999 in order to be eligible for inclusion in RG&E's (or RGS's) proxy materials relating to that meeting.



                                 OTHER MATTERS


         The Board of Directors does not know of any other business matters to be presented for action at the annual meeting. However, the enclosed proxy will confer discretionary authority for the transacting of any such business properly brought before the annual meeting or any adjournment thereof. If any such business is so brought before the meeting, the persons named in the enclosed proxy form, or their substitutes, will vote according to their discretion.

         New York State law requires RG&E to inform shareholders of the initiation or renewal of insurance indemnifying itself and its officers and directors. This insurance, which is carried with Associated Electric and Gas Insurance Services Limited, has been renewed for a one-year term, effective January 1, 1999. The policy insures RG&E against any obligations it may incur as a result of the indemnification of its directors and officers. The effective cost of the insurance will be zero for 1999 as RG&E received a member's continuity credit which partially offset the premium for the policy. In addition, RG&E has a policy with Energy Insurance Mutual Limited that provides excess coverage for such insurance for a one-year term, effective January 1, 1999. RG&E also expects that the effective cost of this policy will be zero for 1999 as it anticipates receiving a dividend from the insurance carrier in 1999. RG&E also renewed a fiduciary liability insurance policy carried with Associated Electric and Gas Insurance Services Limited, effective May 1, 1998. The premium cost for this policy was $39,455 for a one-year term.



                              COST OF SOLICITATION


         The accompanying proxy is being solicited by the Board of Directors of RG&E. RG&E will pay the costs of this solicitation, including reimbursing brokerage firms and others for their expenses in forwarding proxy material to beneficial owners of stock. Directors, officers and employees of RG&E may solicit proxies by telephone, other electronic means or in person without additional compensation. In addition, RG&E has retained Morrow & Co. to assist in soliciting proxies at an anticipated fee of approximately $50,000, plus out-of-pocket expenses.



                                       By Order of the Board of Directors

                                       David C. Heiligman
                                       Vice President and Corporate Secretary



Dated:  March 8, 1999
Rochester, New York

                                    EXHIBIT A


                      AGREEMENT AND PLAN OF SHARE EXCHANGE
                                       OF
                     ROCHESTER GAS AND ELECTRIC CORPORATION
                                       AND
                             RGS ENERGY GROUP, INC.
                         (FORMERLY RG&E HOLDINGS, INC.)

                      AGREEMENT AND PLAN OF SHARE EXCHANGE
                                       OF
                     ROCHESTER GAS AND ELECTRIC CORPORATION
                                       AND
                               RG&E HOLDINGS, INC.


         This Agreement and Plan of Share Exchange (the "Plan of Exchange") is dated and executed as of the 13th day of November, 1998, by and between Rochester Gas & Electric Corporation, a New York corporation, and RG&E Holdings, Inc., a New York corporation.


         1. The name of the acquiring corporation is RG&E Holdings, Inc. (the "Acquiring Corporation"). The name of the subject corporation is Rochester Gas and Electric Corporation (the "Subject Corporation"). The name under which the Subject Corporation was originally formed was Rochester Railway and Light Company.

         2. The designation and number of outstanding shares of capital stock of the Subject Corporation, as of November 13, 1998, are as follows: Common Stock, $5 par value per share, each of which is entitled to one vote and of which 37,761,613 shares are outstanding (the "Subject Corporation Common Stock"); 4% Preferred Stock, Series F, $100 par value per share, of which 120,000 shares are outstanding; 4.10% Preferred Stock, Series H, $100 par value per share, of which 80,000 shares are outstanding; 4 3/4% Preferred Stock, Series I, $100 par value per share, of which 60,000 shares are outstanding; 4.10% Preferred Stock, Series J, $100 par value per share, of which 50,000 shares are outstanding; 4.95% Preferred Stock, Series K, $100 par value per share, of which 60,000 shares are outstanding; 4.55% Preferred Stock, Series M, $100 par value per share, of which 100,000 shares are outstanding; 7.50% Preferred Stock, Series N, $100 par value per share, of which no shares are outstanding; 8.60% Preferred Stock, Series P, $100 par value per share, of which no shares are outstanding; 8.25% Preferred Stock, Series R, $100 par value per share, of which no shares are outstanding; 7.45% Preferred Stock, Series S, $100 par value per share, of which no shares are outstanding; 7.55% Preferred Stock, Series T, $100 par value per share, of which no shares are outstanding; 7.65% Preferred Stock, Series U, $100 par value per share, of which 100,000 shares are outstanding and 6.60% Preferred Stock, Series V, $100 par value per share, of which 250,000 shares are outstanding (said series of preferred stock are collectively referred to herein as the "Subject Corporation Preferred Stock"). The Subject Corporation is also authorized by its Certificate of Incorporation to issue Preference Stock, $1 par value per share, of which no shares are outstanding (the "Subject Corporation Preference Stock"). Holders of Subject Corporation Preferred Stock and Subject Corporation Preference Stock are not entitled to vote except as provided in the Certificate of Incorporation of the Subject Corporation and as otherwise provided by law. The number of shares set forth in this paragraph is subject to change prior to the Effective Time (as defined below) insofar as the Subject Corporation may during said period issue Subject Corporation Preference Stock, issue additional Subject Corporation Common Stock and Subject Corporation Preferred Stock and may reacquire Subject Corporation Preferred Stock and may repurchase Subject Corporation Common Stock.

         The designation and number of outstanding shares of the Acquiring Corporation are: Common Stock, $.01 par value per share, each of which is entitled to one vote and of which 1,000 shares are outstanding (the "Acquiring Corporation Common Stock"), and Preferred Stock, $.01 par value per share, of which no shares are outstanding (the "Acquiring Corporation Preferred Stock").

         In accordance with the provisions of Section 913(c) of the New York Business Corporation Law (the "BCL"), this Plan of Exchange shall be submitted to the holders of the Subject Corporation Common Stock for their approval and adoption. The affirmative vote of the holders of two-thirds of the votes of all outstanding shares of Subject Corporation Common Stock entitled to vote thereon shall be necessary to approve and adopt this Plan of Exchange.

         3. Upon the time of filing of a Certificate of Exchange in connection with the share exchange contemplated hereby (the "Share Exchange") by the Department of State of the State of New York or as otherwise specified in the Certificate of Exchange (the "Effective Time"):

                  (a) Each share of Subject Corporation Common Stock outstanding at the Effective Time shall, by operation of law and without further action, be exchanged for one share of Acquiring Corporation Common Stock;

                  (b) Each share of Acquiring Corporation Common Stock outstanding immediately prior to the Effective Time shall be canceled and shall be restored to the status of an authorized but unissued share of Acquiring Corporation Common Stock;

                  (c) Each share of Subject Corporation Common Stock held in the treasury of the Subject Corporation immediately prior to the Effective Time shall be canceled and shall be restored to the status of an authorized but unissued share of Subject Corporation Common Stock; and

                  (d) Immediately after the Effective Time, all of the outstanding shares of Subject Corporation Common Stock will be held by the Acquiring Corporation, and all of the outstanding shares of Acquiring Corporation Common Stock will be held by the holders of shares of Subject Corporation Common Stock that were outstanding immediately prior to the Effective Time.

         4. Shares of Subject Corporation Preferred Stock and Subject Corporation Preference Stock shall not be exchanged or otherwise affected by this Plan of Exchange. Each share of Subject Corporation Preferred Stock and Subject Corporation Preference Stock that was outstanding immediately prior to the Effective Time shall continue to be outstanding following the Effective Time.

         5. Each outstanding certificate which immediately prior to the Effective Time represents Subject Corporation Common Stock shall, without any further action on the part of the holder thereof, be deemed and treated for all corporate purposes to represent the ownership of the same number of shares of Acquiring Corporation Common Stock as though a surrender or transfer and exchange had taken place.

         6. At the Effective Time, the Acquiring Corporation will, as appropriate, succeed to and assume responsibility for the Subject Corporation's 1996 Performance Stock Option Plan, Automatic Dividend Reinvestment and Stock Purchase Plan and RG&E Savings Plus Plan (collectively referred to as the "Plans"); and, by virtue of the Share Exchange and without any action on the part of the holder thereof, each right or option under the Plans to purchase shares of Subject Corporation Common Stock granted and outstanding immediately prior to the Effective Time shall be converted into and become a right or option to purchase an equivalent number of shares of Acquiring Corporation Common Stock at the same price per share, and upon the same terms and subject to the same conditions, as applicable immediately prior to the Effective Time under the relevant right or option.

         The Acquiring Corporation will reserve, for purposes of the Plans, a number of shares of Acquiring Corporation Common Stock equivalent to the number of shares of Subject Corporation Common Stock reserved by the Subject Corporation for such purposes immediately prior to the Effective Time.

         7. The Plan of Exchange shall be conditioned upon:

                  (a) Receipt of the requisite vote of shareholders of the Subject Corporation pursuant to Section 913(c)(2) of the BCL;

                  (b) Effectiveness of a registration statement under the Securities Act of 1933 relating to Acquiring Corporation Common Stock to be issued or reserved for issuance in connection with the Share Exchange;

                  (c) Approval for listing, on official notice of issuance of such shares of Acquiring Corporation Common Stock, on the New York Stock Exchange;

                  (d) Receipt of an opinion of counsel covering certain United States federal income tax matters;

                  (e) Receipt of an opinion of counsel as to the legality of Acquiring Corporation Common Stock issuable in connection with the Share Exchange;

                  (f) Receipt of all consents and approvals that are necessary and appropriate for the consummation of the Share Exchange, in form and substance satisfactory to the Subject Corporation and the Acquiring Corporation; and

                  (g) Filing of the Certificate of Exchange of the Acquiring Corporation by the Department of State of the State of New York.

         8. At any time prior to the Effective Time, this Plan of Exchange may be amended or modified by mutual consent of the respective Boards of Directors of the Subject Corporation and the Acquiring Corporation; provided, however, that once the Plan of Exchange is approved by the holders of the Common Stock of the Subject Corporation, no amendment or modification may be made that either changes the number or kind of shares to be received by the holders of the Subject Corporation Common Stock pursuant to the Plan of Exchange or affects the rights of any shareholder of the Subject Corporation in any manner that is materially adverse to such shareholder in the judgment of the Board of Directors of the Subject Corporation. The Plan of Exchange may be abandoned by resolution approved by the Board of Directors of either the Subject Corporation or the Acquiring Corporation, at any time before the Effective Time, whether or not the shareholders of the Subject Corporation have cast their votes with regard to the Plan of Exchange.

         9. The Subject Corporation and the Acquiring Corporation, respectively, shall take all such action as may be necessary or appropriate in order to effectuate the Share Exchange and the other transactions contemplated by this Plan of Exchange. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Plan of Exchange, the officers and directors of each of the Acquiring Corporation and the Subject Corporation shall take such further action.


         10. The Plan of Exchange was duly adopted by the Board of Directors of the Subject Corporation on July 15, 1998.



         11. The Plan of Exchange was duly adopted by the Board of Directors of the Acquiring Corporation on November 9, 1998.


         IN WITNESS WHEREOF, the parties hereto have caused this Plan of Exchange to be duly executed by their respective duly authorized representatives as of the date first above written.

                                     ROCHESTER GAS AND ELECTRIC CORPORATION


                                     By: /s/ Thomas S. Richards
                                     Name: Thomas S. Richards
                                     Title: Chairman of the Board, President and
                                              Chief Executive Officer


                                     RG&E HOLDINGS, INC.


                                     By: /s/ Thomas S. Richards
                                     Name: Thomas S. Richards
                                     Title: President and Director

                                    EXHIBIT B


                          CERTIFICATE OF INCORPORATION
                                       OF
                             RGS ENERGY GROUP, INC.

                            CERTIFICATE OF AMENDMENT
                                     OF THE
                          CERTIFICATE OF INCORPORATION
                                       OF
                               RG&E HOLDINGS, INC.



                Under Section 805 of the Business Corporation Law



         The undersigned, being the Secretary of RG&E HOLDINGS, INC. (the "Corporation"), hereby certifies that:



         1. The name of the Corporation is RG&E HOLDINGS, INC.



         2. The Certificate of Incorporation of the Corporation was filed by the Department of State of the State of New York on November 5, 1998.



         3. Paragraph I of the Certificate of Incorporation of the Corporation, setting forth the name of the Corporation, is hereby amended to change the name of the Corporation.



         4. To effect the foregoing, Paragraph I of the Certificate of Incorporation is amended to read in its entirety as follows:



                  "FIRST: The name of the Corporation is RGS ENERGY GROUP, INC."



         5. The amendment to the Certificate of Incorporation effected hereby was authorized by the unanimous written consent of the Board of the Directors of the Corporation followed by the written consent of the holder of all the outstanding shares of stock of the Corporation.



         IN WITNESS WHEREOF, I have signed this Certificate this 27th day of January, 1999.



                                              /s/  David C. Heiligman



                                                   David C. Heiligman, Secretary

                          CERTIFICATE OF INCORPORATION

                                       OF

                               RG&E HOLDINGS, INC.

          (Under Section 402 of the New York Business Corporation Law)

         The undersigned, a natural person at least eighteen years of age, for the purpose of forming a corporation pursuant to the provisions of the Business Corporation Law of the State of New York, hereby certifies that:

                  I. The name of the Corporation is RG&E Holdings, Inc.

                  II. Its duration shall be perpetual.

                  III. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the New York Business Corporation Law, and it is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

                  IV. Its principal office is situated in the City of Rochester, County of Monroe, State of New York.

                  V. The Secretary of State of the State of New York is hereby designated by the Corporation as its agent upon whom process against it may be served. The address to which the Secretary of State shall mail a copy of any process against the Corporation served upon him is 89 East Avenue, Rochester, New York 14649.

                  VI. No director of the Corporation shall be personally liable to the Corporation or its shareholders for damages for any breach of duty in such capacity except where a judgment or other final adjudication adverse to the director establishes: (i) that the director's acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law; or (ii) that the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled; or (iii) that the director's acts violated Section 719 of the New York Business Corporation Law. If the New York Business Corporation Law is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of directors of the Corporation shall be eliminated or limited to the fullest extent permitted by the New York Business Corporation Law, as so amended. Any repeal of this Article, or any amendment of this Article insofar as it would in any way enlarge the liability of any director of the Corporation, shall be ineffective with respect to any acts or omissions occurring prior to the date of such repeal or amendment.

                  VII. The capital of the Corporation shall be at least equal to the sum of the aggregate par value of all issued shares having par value, plus the aggregate amount of consideration received by the Corporation for the issuance of shares without par value, plus such amounts as, from time to time, by resolution of the Board of Directors, may be transferred thereto.

                  VIII. The total number of shares which the Corporation is authorized to issue is 110 million, of which 10 million shares shall be Preferred Stock, par value $.01 per share, and 100 million shares shall be Common Stock, par value $.01 per share.

                  If at any time a vacancy in the office of any director shall occur, during the term of his office, by reason of death, resignation, removal or disability, or for any other cause, such vacancy shall be filled in the manner provided in the Bylaws of the Corporation.

                  The Corporation shall be entitled to treat the person in whose name any share or other security is registered as the owner thereof, for all purposes, and shall not be bound to recognize any equitable or other claim to or interest in such share or other security on the part of any other person, whether or not the Corporation shall have notice thereof, save as may be expressly provided by the laws of the State of New York. The Corporation from time to time may resell any of its own stock or any securities convertible into or carrying options or warrants to purchase its own stock, purchased or otherwise acquired by it, at such price as may be fixed by its Board of Directors or Executive and Finance Committee.

                  No holder of shares of the Corporation of any class, now or hereafter authorized, shall have any preferential or preemptive rights to subscribe for, purchase or receive any shares of the Corporation of any class, now or hereafter authorized, or any options or warrants for such shares, or any rights to subscribe for or purchase such shares, or any securities convertible into or exchangeable for such shares, which may at any time be issued, sold or offered for sale by the Corporation.

A. Preferred Stock

                  The Board of Directors may authorize the issuance, from time to time, in one or more series, of the authorized and unissued Preferred Stock and may fix, from time to time, before issuance, the designations, preferences, privileges and voting powers of the shares of each series thereof, and the restrictions or qualifications thereof, to the extent that the designations, preferences, privileges and voting powers, and the restrictions and qualifications thereof, are not herein expressly prescribed, determined and set forth. Subject to the provisions of this Certificate of Incorporation, the authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

                  (a) The number of shares constituting that series and the distinctive designation of that series;

                  (b) The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates;

                  (c) Whether shares of that series shall participate in unlimited dividend rights, and, if so, the extent of such participation;

                  (d) Whether shares of that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

                  (e) Whether shares of that series shall have the right to be converted into shares of the Corporation of any other authorized class or classes, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate, or whether options or warrants to purchase shares of stock of the Corporation shall be issued in connection with that series, and the terms and conditions of such options or warrants;

                  (f) Whether the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

                  (g) Whether there will be sinking fund provisions in connection with that series, and, if so, the terms and conditions of such provisions;

                  (h) The amounts payable on the shares of that series in the event of voluntary or involuntary liquidation or dissolution of the Corporation; and

                  (i) Any other relative rights, preferences, and limitations of shares of that series.

B. Common Stock

                  The holders of the Common Stock have voting rights on the basis of one vote for each share of such stock held by them. The provisions of this paragraph, insofar as they relate to the manner of voting for the election of directors, may be altered, amended, changed, added to or repealed only by a vote of the holders of two-thirds of all the shares of Common Stock then outstanding and entitled to vote.

                  IX. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least seventy-five percent (75%) of the outstanding shares entitled to vote in the election of directors, voting together as a single class, shall be required to alter, amend or repeal unnumbered paragraph 4 of Article VIII, this Article IX or Article X of this Certificate of Incorporation.

                  X. Bylaws of the Corporation may be amended, repealed or adopted by vote of the holders of record of the shares at the time entitled to vote in the election of any directors. Bylaws may also be amended, repealed, or adopted by the Board of Directors, but any Bylaw adopted by the Board may be amended or repealed by the shareholders entitled to vote thereon as hereinabove provided; provided, that notwithstanding the foregoing and anything contained in this Certificate of Incorporation to the contrary, Sections 1.2 and 1.5 of
Article I, Sections 2.2, 2.3, 2.7, 2.8 and 2.9 of Article II and Section 5.6 of
Article V of the Bylaws shall not be altered, amended or repealed and no provision inconsistent therewith shall be adopted without the affirmative vote of the holders of at least seventy-five percent (75%) of the outstanding shares entitled to vote in the election of directors, voting together as a single class.


                  IN WITNESS WHEREOF, I have made and subscribed this Certificate and hereby affirm under the penalties of perjury that its contents are true on this 5th day of November, 1998.

                                            /s/ David C. Heiligman

                                                David C. Heiligman, Incorporator

                                    EXHIBIT C


                                     BY-LAWS
                                       OF
                             RGS ENERGY GROUP, INC.

                             RGS ENERGY GROUP, INC.


                                     BYLAWS

                                    ARTICLE I

                                  SHAREHOLDERS

         SECTION 1.1 ANNUAL MEETING An annual meeting of shareholders for the election of directors and the transaction of other business shall be held on such date and at such time as may be fixed by the Board of Directors not less than ten days prior thereto.

         SECTION 1.2 SPECIAL MEETINGS Special meetings of the shareholders may be called by the Chairman of the Board of Directors or by the President, and shall be called by the Chairman of the Board or by the Secretary at the request in writing of a majority of the Board of Directors. Such meetings shall be held at such time as may be fixed in the call and stated in the notice of meeting. Any such written request shall state the purpose or purposes of the proposed meeting.

         SECTION 1.3 PLACE OF MEETINGS Meetings of shareholders shall be held at such place, within or without the State of New York, as may be fixed in the notice of meeting. Unless otherwise provided by action of the Board of Directors, all meetings of shareholders shall be held at the principal office of the Corporation in Rochester, New York.

         SECTION 1.4 NOTICE OF MEETINGS Notice of each meeting of shareholders shall be in writing and shall state the place, date and hour of the meeting and the purpose or purposes for which the meeting is called. The notice of a special meeting shall also state that it is being issued by or at the direction of the person or persons calling the meeting.

         A copy of the notice of any meeting shall be given, personally or by mail, not less than ten or more than sixty days before the date of the meeting, to each shareholder entitled to vote at such meeting. If mailed, such notice is given when deposited in the United States mail, with postage prepaid, directed to the shareholder at his address as it appears on the record of shareholders, or, if he shall have filed with the Secretary of the Corporation a written request that notices to him be mailed to some other address, then directed to him at such other address.

         When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. However, if after the adjournment the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice under the preceding paragraphs of this Section 1.4.

         SECTION 1.5 NOTICE OF SHAREHOLDER BUSINESS At an annual meeting of the shareholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a shareholder. For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation, not less than ninety (90) days prior to the meeting. A shareholder's notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on the Corporation's books, of the shareholder proposing such business, (c) the class and number of shares of the Corporation which are beneficially owned by the shareholder, and (d) any material interest of the shareholder in such business. Notwithstanding anything in the Bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 2.10. The chairman of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

         SECTION 1.6 INSPECTORS OF ELECTION The Board of Directors, in advance of any shareholders' meeting, may appoint one or more inspectors to act at the meeting or any adjournment thereof. If inspectors are not so appointed, the person presiding at a shareholders' meeting may, and on the request of any shareholder entitled to vote thereat shall, appoint two inspectors. In case any person appointed fails to appear or act, the vacancy may be filled by appointment made by the Board in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability.

         The inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the person presiding at the meeting or any shareholder entitled to vote thereat, the inspectors shall make a report in writing of any challenge, question or matter determined by them and execute a certificate of any fact found by them. Any report or certificate made by them shall be prima facie evidence of the facts stated and of the vote as certified by them.

         SECTION 1.7 LIST OF SHAREHOLDERS AT MEETINGS A list of shareholders as of the record date, certified by the Secretary or any Assistant Secretary or by a transfer agent, shall be produced at any meeting of shareholders upon the request thereat or prior thereto of any shareholder. If the right to vote at any meeting is challenged, the inspectors of election, or person presiding thereat, shall require such list of shareholders to be produced as evidence of the right of the persons challenged to vote at such meeting, and all persons who appear from such list to be shareholders entitled to vote thereat may vote at such meeting.

         SECTION 1.8 QUALIFICATION OF VOTERS Each shareholder of record of Common Stock of the Corporation shall be entitled at each meeting of shareholders to one vote for each share of Common Stock standing in his name on the record of shareholders at the record date.

         SECTION 1.9 QUORUM OF SHAREHOLDERS The holders of a majority of the shares entitled to vote thereat shall constitute a quorum at a meeting of shareholders for the transaction of any business.

         When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

         The shareholders present, in person or by proxy, and entitled to vote may, by a majority of votes cast, adjourn the meeting despite the absence of a quorum.

         SECTION 1.10 VOTE OF SHAREHOLDERS Directors shall, except as otherwise required by law, be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election.

         Whenever any corporate action, other than the election of directors, is to be taken by vote of the shareholders, it shall, except as otherwise required by law, be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

         SECTION 1.11 PROXIES Each shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy.

         Each proxy must be signed by the shareholder or his attorney-in-fact. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Each proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

         The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy unless, before the authority is exercised, written notice of an adjudication of such incompetence or of such death is received by the Secretary or any Assistant Secretary.

         SECTION 1.12 FIXING RECORD DATE For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action, the Board of Directors may fix, in advance, a date as the record date for any such determination of shareholders. Such date shall not be more than sixty or less than ten days before the date of such meeting, nor more than fifty days prior to any other action.

         When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

                                   ARTICLE II

                               BOARD OF DIRECTORS

         SECTION 2.1 POWER OF BOARD AND QUALIFICATION OF DIRECTORS The business of the Corporation shall be managed by the Board of Directors, each of whom shall be at least twenty-one years of age.

         SECTION 2.2 NUMBER OF DIRECTORS The number of directors shall be fixed from time to time by the majority vote of the entire Board of Directors. No decrease in the number of directors shall shorten the term of any incumbent director. Any newly created directorships or any decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as possible. If the number of directors is increased by the Board and any newly created directorships are filled by the Board, additional directors in each class will serve until the next annual meeting of shareholders and thereafter until their successors shall be elected and shall qualify, which election shall be conducted in accordance with the provisions of these Bylaws applicable to the election of the initial classified board.

         SECTION 2.3 ELECTION AND TERM OF DIRECTORS Directors shall be elected at each annual meeting of the shareholders, or, if no such election shall be held, at a meeting called and held in accordance with the statutes of the State of New York. Each director shall be elected to hold office until the expiration of the term for which he is elected, and thereafter until a successor shall be elected and shall qualify. The directors shall be divided, with respect to the terms for which they severally hold office, into three classes, hereby designated as Class I, Class II and Class III. The three classes shall be as nearly equal in number as possible. The initial terms of office of the Class I, Class II and Class III directors, elected at the 1999 annual meeting of shareholders, shall expire at the next succeeding annual meeting of shareholders, the second succeeding annual meeting of shareholders and the third succeeding annual meeting of shareholders, respectively. At each annual meeting of shareholders after 1999, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of shareholders to be held in the third year following the year of their election.

         SECTION 2.4 QUORUM OF THE BOARD; ACTION BY THE BOARD One-third of the entire Board of Directors shall constitute a quorum for the transaction of business and, except as otherwise provided in these Bylaws, the vote of a majority of the directors present at the time of such vote, if a quorum is then present, shall be the act of the Board.

         SECTION 2.5 MEETINGS OF THE BOARD An annual meeting of the Board of Directors shall be held in each year directly after adjournment of the annual shareholders' meeting. Regular meetings of the Board may be held at such times as may from time to time be fixed by resolution of the Board. Special meetings of the Board may be held at any time upon the call of the Chairman of the Board of Directors, the President or any two directors.

         Meetings of the Board of Directors may be held at such place, within or without the State of New York, as from time to time may be fixed by resolution of the Board for annual and regular meetings and in the notice of meeting for special meetings. If no place is so fixed, meetings of the Board shall be held at the principal office of the Corporation in Rochester, New York.

         No notice need be given of annual or regular meetings of the Board of Directors. Notice of each special meeting of the Board shall be given by oral, telegraphic or written notice, duly given or sent or mailed to each director not less than one day before such meetings.

         Notice of a meeting of the Board of Directors need not be given to any director who submits a signed waiver of notice whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to him.

         A notice, or waiver of notice, need not specify the purpose of any meeting of the Board of Directors.

         A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. Notice of any adjournment of a meeting to another time or place shall be given, in the manner described above, to the directors who were not present at the time of the adjournment and, unless such time and place are announced at the meeting, to the other directors.

         SECTION 2.6 RESIGNATIONS Any director of the Corporation may resign at any time by giving written notice to the Board of Directors or to the Chairman of the Board of Directors or to the President or to the Secretary of the Corporation. Such resignation shall take effect at the time specified therein; and unless otherwise specified therein the acceptance of such resignation shall not be necessary to make it effective.

         SECTION 2.7 REMOVAL OF DIRECTORS Any of the directors may be removed from office, for cause only, by action of the Board of Directors or by vote of the shareholders.

         SECTION 2.8 NEWLY CREATED DIRECTORSHIPS AND VACANCIES Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the Board of Directors for any reason may be filled by vote of a majority of the directors then in office, although less than a quorum exists. A director elected to fill a vacancy shall be elected to hold office until the next annual meeting of the shareholders and thereafter until a successor shall be elected and shall qualify.

         SECTION 2.9 NOMINATIONS Nominations for the election of directors may be made by the Board of Directors or a committee appointed by the Board of Directors or by any shareholder entitled to vote in the election of directors generally. However, any shareholder entitled to vote in the election of directors generally may nominate one or more persons for election as a director at a meeting only if written notice of such shareholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Corporation not later than (i) with respect to an election to be held at an annual meeting of shareholders, ninety (90) days in advance of such meeting, and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders. Each such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the Board of Directors; and (e) the consent of each nominee to serve as a director of the Company if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

         SECTION 2.10 EXECUTIVE AND FINANCE COMMITTEE AND OTHER COMMITTEES OF THE BOARD OF DIRECTORS The Board of Directors, by resolution adopted by a majority of the entire Board, shall designate from among its members an Executive and Finance Committee consisting of three or more directors, and which shall have all the authority of the Board, except that no such Committee shall have authority as to the following matters:

         (a) The submission to shareholders of any action that needs shareholders' approval;

         (b) The filling of vacancies in the Board or in the Executive and Finance Committee;

         (c) The fixing of compensation of the directors for serving on the Board or on the Executive and Finance Committee;

         (d) The amendment or repeal of the Bylaws, or the adoption of new
         Bylaws;

         (e) The amendment or repeal of any resolution of the Board which, by its terms, shall not be so amendable or repealable;

         (f) The declaration of dividends.

         The Board of Directors may designate one or more directors as alternate members of the Executive and Finance Committee, who may replace any absent member or members at any meeting of such Committee.

         A majority of the entire authorized number of members of the Executive and Finance Committee or any other Committee authorized by the Board of Directors shall constitute a quorum for the transaction of business and, except as otherwise provided in these Bylaws, the vote of a majority of the members present at the time of such vote, if a quorum is present at such time, shall be the act of such Committee.

         The Executive and Finance Committee shall serve at the pleasure of the Board of Directors.

         The Executive and Finance Committee shall cause to be kept regular minutes of its proceedings, which may be transcribed in the regular minute book of the Corporation, and all such proceedings shall be reported to the Board of Directors at its next succeeding meeting, and shall be subject to revision or alteration by the Board, provided that no rights of third persons shall be affected by such revision or alteration. The Executive and Finance Committee may, from time to time, subject to the approval of the Board of Directors, prescribe rules and regulations for the calling and conduct of meetings of the Committee, and other matters relating to its procedure and the exercise of its powers.

         The Board of Directors by resolution adopted by a majority of the entire Board may designate from among its members other committees, each to consist of at least three directors, and each of which committees shall have authority only to the extent provided in such resolution. The Board may by resolution designate directors to act as alternate members of a committee to replace absent members at meetings of the committee. Such committees shall serve at the pleasure of the Board of Directors.

         SECTION 2.11 ACTION WITHOUT A MEETING Any action required or permitted to be taken by the Board of Directors or any Committee thereof may be taken without a meeting if all members of the Board or the Committee consent in writing to the adoption of a resolution authorizing the action. The resolution and written consents thereto shall be filed with the minutes of the proceedings of the Board or Committee.

         SECTION 2.12 PARTICIPATION IN BOARD MEETINGS BY CONFERENCE TELEPHONE Any one or more members of the Board of Directors or any committee thereof may participate in a meeting of such Board or committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

         SECTION 2.13 COMPENSATION OF DIRECTORS The Board of Directors shall have authority to fix the compensation of directors for services in any capacity.

         SECTION 2.14 INTEREST OF DIRECTOR IN A TRANSACTION Unless shown to be unfair and unreasonable as to the Corporation at the time it is approved by the Board of Directors, a committee of such Board or the shareholders, no contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any other corporation, firm, association or other entity in which one or more of the directors are directors or officers, or are financially interested, shall be either void or voidable irrespective of whether such interested director or directors are present at the meeting of the Board of Directors or of a committee thereof, which approves such contract or transaction and irrespective of whether his or their votes are counted for such purpose. Any such contract or transaction may be conclusively approved as fair and reasonable by:

         (a) the Board of Directors, or a duly empowered committee thereof, by a vote sufficient for such purpose without counting the vote or votes of such interested director or directors (and he or they may not be counted in determining the presence of a quorum at the meeting which approves such contract or transaction), if the fact of such common directorship, officership or financial interest is disclosed or known to the Board or committee (as the case may be); or

         (b) the shareholders entitled to vote for the election of directors, if such common directorship, officership or financial interest is disclosed or known to such shareholders.

         SECTION 2.15 LOANS TO DIRECTORS A loan shall not be made by the Corporation to any director unless it is authorized by vote of the shareholders. For this purpose, the shares of the director who would be the borrower shall not be shares entitled to vote.

         SECTION 2.16 INDEMNIFICATION OF DIRECTORS AND OFFICERS (a) To the full extent authorized by law, the Corporation shall indemnify any person, made or threatened to be made, a party in any civil or criminal action or proceeding by reason of the fact that he, his testator or intestate, is or was a director or officer of the Corporation or any subsidiary of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

         (b) Except as prohibited by law or as provided in paragraph (c) below, in addition to the rights granted in paragraph (a), every person shall be entitled as of right to be indemnified by the Corporation against all expenses and any liability paid or incurred by such person in connection with any actual or threatened claim, action, suit or proceeding, civil, criminal, administrative, investigative or other, whether brought by or in the right of the Corporation or otherwise, in which he or she may be involved as a party or otherwise, by reason of such person being or having been a director or officer of the Corporation or by reason of the fact that such person is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or other representative of another corporation, partnership, joint venture, trust, employee benefit plan or other entity (any such actual or threatened claim, action, suit or proceeding hereinafter being referred to as an "action"). Such indemnification shall include advances of any expense incurred by such person in connection with an action prior to final disposition of such action to the maximum extent not prohibited by the provisions of any applicable statute. As used herein, "expense" shall include, without limitation, costs of investigation, including experts, the costs of defense of actions and appeals therefrom and fees and expenses of counsel selected by such person, and "liability" shall include amounts of judgments, excise taxes, fines and penalties, amounts paid in settlement (provided the Corporation shall have consented to such settlement, which consent shall not be unreasonably withheld by it), and any other amounts which the person may be obligated to pay as a result of any action.

         (c) No right of indemnification under paragraph (b) shall exist for any person unless it is determined by a court or, if not finally adjudicated by a court, by the Board of Directors that such person did not act in bad faith or with an active and deliberate dishonesty and which was material to the action, or that he or she did not personally gain in fact a financial profit or other economic advantage to which he or she was not legally entitled. In making such a determination, the Board of Directors may act by a quorum consisting of directors who are not parties to such action or, if such a quorum is not obtainable or, if obtainable, such quorum is unable to make such a finding and directs, (i) by the Board of Directors upon having received the opinion in writing of independent legal counsel that indemnification is proper because the standard of conduct set forth herein has been met or (ii) by the shareholders entitled to vote in the election of directors upon a finding that such standard has been met. Indemnification amounts shall be advanced or promptly reimbursed by the Corporation under paragraph (b) in advance of the final disposition of such action or proceeding and prior to the determination to be made under this paragraph (c), subject to the obligation of the person indemnified to repay the Corporation if, and upon a determination that, such person acted or benefited as specified above. If indemnification is denied because of a finding by the Board in the absence of a judgment or other final adjudication, such action by the Board will in no way affect the right of the person seeking such indemnification to make application therefor in any court having jurisdiction thereof; in such action or proceeding the issue will be whether the director or officer met the standard of conduct set forth in this paragraph (c), not whether the finding of the Board that he did not was correct, and the determination of such issue will not be affected by the Board's finding. If the judgment or other final adjudication in such action or proceeding establishes that the director or officer met such standard, the Board shall then find such standard to have been met and shall grant such indemnification, and also shall grant, to the person entitled to such indemnification, indemnification of the expenses incurred by such person in the action or proceeding resulting in the judgment or other final adjudication that such standard of conduct was met.

         (d) The right of indemnification provided for herein shall not be deemed exclusive of any other rights to which those seeking indemnification hereunder may be entitled under applicable law, by agreement or otherwise, and the provisions hereof shall inure to the benefit of the heirs and legal representatives of persons entitled to indemnification hereunder and shall be applicable to actions commenced before or after the adoption hereof, whether arising from acts or omissions occurring before or after the adoption hereof. The Corporation is authorized to enter into agreements with any of its directors or officers extending rights to indemnification and advancement of expenses to such person to the full extent permitted by law, but the failure to enter into any such agreement shall not affect or limit the rights of such person pursuant to this bylaw.

         (e) This provision shall be deemed to constitute a right of the persons entitled to indemnification and may not, without the consent of such person, be amended or repealed to have effect with respect to any event, act or omission occurring or allegedly occurring prior to the end of the term of office he or she is serving when such amendment or repeal is adopted.

                                   ARTICLE III

                                    OFFICERS

         SECTION 3.1 OFFICERS The Board of Directors, as soon as may be practicable after the annual election of directors, shall elect a Chairman of the Board of Directors, a President, one or more Vice Presidents (one or more of whom may be designated Executive Vice Presidents or Senior Vice Presidents), a Controller, a Secretary and a Treasurer. From time to time the Board may elect, or the Board or the Chairman of the Board upon subsequent ratification by the Board may appoint such other officers as may be determined to be appropriate. Any two or more offices may be held by the same person, except the offices of President and Secretary.

         SECTION 3.2 TERM OF OFFICE AND REMOVAL Each officer shall hold office for the term for which he is elected or appointed, and until his successor has been elected or appointed and qualified. Unless otherwise provided in the resolution of the Board of Directors electing or appointing an officer, the term of office of each officer shall extend to and expire at the meeting of the Board following the next annual meeting of shareholders. Any officer may be removed by the Board, with or without cause, at any time. Removal of an officer without cause shall be without prejudice to his contract rights, if any, but his election or appointment as an officer shall not of itself create contract rights.

         SECTION 3.3 POWERS AND DUTIES The officers of the Corporation shall each have such powers and authority and perform such duties in the management of the property and affairs of the Corporation, as from time to time may be prescribed by the Board of Directors and, to the extent not so prescribed, they shall each have such powers and authority and perform such duties in the management of the property and affairs of the Corporation, subject to the control of the Board, as generally pertain to their respective offices.

         Without limitation of the foregoing:

         (a) Chairman of the Board of Directors The Chairman of the Board of Directors shall be the chief executive officer of the Corporation. He shall preside at all meetings of the Board and of the shareholders. He shall ex officio be a member of the Executive and Finance Committee.

         (b) President The President shall be charged with the responsibility for the direction and supervision of the business and affairs of the Corporation subject only to the supervision of the Board of Directors, the Executive and Finance Committee and the Chairman of the Board. In the absence of the Chairman of the Board, he shall preside at all meetings of the Board and of the shareholders. In the event of the death, resignation, removal, disability or absence of the Chairman of the Board, the President shall possess the powers and perform the duties of the Chairman of the Board. The President shall ex officio be a member of the Executive and Finance Committee.

         (c) Vice Presidents The Executive Vice President and Senior Vice Presidents (if such there be) and other Vice Presidents shall have such powers and duties as usually pertain to their respective offices, except as otherwise directed by the Board of Directors or by the Executive and Finance Committee, and shall also have such powers and duties as may from time to time be conferred upon them by the Board of Directors, the Executive and Finance Committee, the Chairman of the Board, or the President. In the absence of the President, the Executive Vice President, the Senior Vice Presidents or one of the Vice Presidents designated by the Board of Directors or by the Chairman of the Board or by the President shall have all the powers and perform all the duties of the President.

         (d) Secretary The Secretary shall issue notices of all meetings of shareholders and directors where notices of such meetings are required by law or these Bylaws, and shall keep the minutes of such meetings. He shall attend and keep the minutes of all meetings of the shareholders, Board of Directors and Executive and Finance Committee. He shall sign such instruments and attest such documents as require his signature or attestation and affix the corporate seal thereto where appropriate. Assistant Secretaries shall assist the Secretary in the performance of his powers and duties and in his absence exercise such powers and duties.

         (e) Treasurer The Treasurer shall have custody of the corporate funds and securities and shall deposit all monies and other financial instruments in the name of the Corporation or such other name as the Board of Directors may designate. He shall disburse the funds of the Corporation as appropriate and Assistant Treasurers shall assist the Treasurer in the performance of his powers and duties and in his absence exercise such powers and duties.

         (f) Controller The Controller of the Corporation shall have full control of the books of account of the Corporation and keep true and accurate record of all property owned by it, of its contracts, debts, and of its revenues and expenses, and shall keep all accounting records of the Corporation other than those relating to the deposit and custody of monies and securities which shall be kept by the Treasurer. The Controller shall make reports to the Chairman of the Board of Directors, the President, and as required to the Board of Directors or, when appropriate, to others relating to the financial condition of the

         Corporation. Assistant Controllers shall assist the Controller in the performance of his powers and duties and in his absence exercise such powers and duties.

                                   ARTICLE IV

             SHARE CERTIFICATE AND LOSS THEREOF - TRANSFER OF SHARES

         SECTION 4.1 FORM OF SHARE CERTIFICATES The shares of the Corporation shall be represented by certificates, in such forms as the Board of Directors may from time to time prescribe, signed by the Chairman of the Board, or the President, or a Vice President and the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer, and may be sealed with the seal of the Corporation or a facsimile thereof. The signatures of the officers upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation or its employee. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of issue.

         Each certificate representing shares shall, when issued, state upon the face thereof:

         (a) That the Corporation is formed under the laws of the State of New York;

         (b) The name of the person or persons to whom issued; and

         (c) The number, class and series, if any, of shares which such certificate represents.

         SECTION 4.2 LOST, STOLEN OR DESTROYED SHARE CERTIFICATES No certificate or certificates for shares of the Corporation shall be issued in place of any certificate alleged to have been lost, stolen or destroyed, except upon production of such evidence of the loss, theft or destruction, and upon such indemnification and payment of costs of the Corporation and its agent to such extent and in such manner as the Board of Directors may from time to time prescribe.

         SECTION 4.3 TRANSFER OF SHARES Shares of the Corporation shall be transferable on the books of the Corporation by the registered holder thereof in person or by his duly authorized attorney, by delivery for cancellation of a certificate or certificates for the same number of shares, with proper indorsement consisting of either a written assignment of the certificate or a power of attorney to sell, assign or transfer the same or the shares represented thereby, signed by the person appearing by the certificate to be the owner of the shares represented thereby, either written thereon or attached thereto, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require. Such indorsement may be either in blank or to a specified person, and shall have affixed thereto all stock transfer stamps required by law.

                                    ARTICLE V

                                  OTHER MATTERS

         SECTION 5.1 RECORDS The Corporation shall keep (a) correct and complete books and records of account; (b) minutes of the proceedings of the shareholders, Board of Directors and any committees of the Board; and (c) a current list of the directors and officers and their resident addresses.

         The Corporation shall also keep at its office in the State of New York or at the office of its transfer agent, if any, a record containing the names and addresses of all shareholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof.

         SECTION 5.2 CHECKS AND SIMILAR INSTRUMENTS All checks and drafts on the Corporation's bank accounts and all bills of exchange and promissory notes and all acceptances, obligations and other instruments, for the payment of money, shall be signed by the Treasurer (by facsimile or otherwise) on behalf of the Corporation or by such officer or officers or person or persons as shall be thereunto authorized from time to time by the Board of Directors or designated by the Treasurer.

         SECTION 5.3 STOCK OF OTHER CORPORATIONS The Board of Directors shall have the right to authorize any officer or other person on behalf of the Corporation to attend, act and vote at meetings of the shareholders of any corporation in which the Corporation shall hold shares, and to exercise thereat any and all the rights and powers incident to the ownership of such shares and to execute waivers of notice of such meetings and calls therefor; and authority may be given to exercise the same either on one or more designated occasions, or generally on all occasions until revoked by the Board. In the event that the Board shall fail to give such authority, such authority may be exercised by the President in person or by proxy appointed by him on behalf of the Corporation.

         SECTION 5.4 CORPORATE SEAL The corporate seal shall have inscribed thereon the name of the Corporation and such other appropriate legend as the Board of Directors may from time to time determine. In lieu of the corporate seal, when so authorized by the Board, a facsimile thereof may be affixed or impressed or reproduced in any other manner.

         SECTION 5.5 FISCAL YEAR The fiscal year of the Corporation shall be the calendar year.

         SECTION 5.6 AMENDMENTS Except as otherwise provided by these Bylaws and the Certificate of Incorporation, the Bylaws of the Corporation may be amended, repealed or adopted by vote of the holders of record of the shares at the time entitled to vote in the election of any directors; provided that Sections 1.2 and 1.5 of Article I, Sections 2.2, 2.3, 2.7, 2.8 and 2.9 of Article II and
Section 5.6 of Article V of the Bylaws shall not be altered, amended or repealed and no provision inconsistent therewith shall be adopted without the affirmative vote of the holders of at least seventy-five percent (75%) of the outstanding shares entitled to vote in the election of directors, voting together as a single class. Except as otherwise provided above, Bylaws may also be amended, repealed, or adopted by the Board of Directors, but any Bylaw adopted by the Board may be amended or repealed by the shareholders entitled to vote thereon as hereinabove provided.

         If any Bylaw regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors the Bylaws so adopted, amended or repealed, together with a concise statement of the change made.

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The New York Business Corporation Law provides that, under certain circumstances, New York corporations may indemnify their directors and officers against judgments, fines, amounts paid in settlement and reasonable expenses actually and necessarily incurred by them in connection with settling or otherwise disposing of suits or threatened suits to which such directors and officers are a party or threatened to be made a party by reason of acting in any such capacities. Such indemnification may only be made if such person acted in good faith and in a manner which he or she reasonably believed to be in the best interests of the corporation. Additionally, in criminal actions or proceedings, such person must have had no reasonable cause to believe that his or her conduct was unlawful.


         RGS's by-laws provide for indemnification to the fullest extent permitted by New York law, including the payment of expenses in advance of the resolution of any such action. Moreover, RGS's charter limits the potential personal monetary liability of the members of its Board of Directors to RGS or its stockholders for certain breaches of their duty of care or other duties as directors.



         The New York Business Corporation Law permits corporations to purchase liability insurance for their officers and directors and RGS has purchased such insurance.


ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         See Exhibit Index.

ITEM 22.  UNDERTAKINGS.


         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.


         The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement and prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.


         The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, State of New York, on the 4th day of February, 1999.



                                                      RGS ENERGY GROUP, INC.



                                                      By: * Thomas S. Richards
                                                          Thomas S. Richards
                                                          President and Director



         Pursuant to the requirements of the Securities Act of 1933, this amendment no. 1 to this registration statement has been signed by the following persons in the capacities indicated on the 4th day of February, 1999.


              SIGNATURE                                            TITLE

Principal Executive Officer:


* Thomas S. Richards                                 President and Director
Thomas S. Richards


Principal Financial Officer and Controller or Principal Accounting Officer:


* J. Burt Stockes                                    Vice President and Director
J. Burt Stokes



* Michael T. Tomaino                                 Director
Michael T. Tomaino



*By:  /s/ David C. Heiligman
          David C. Heiligman
           Attorney-in-Fact

                                  EXHIBIT INDEX

     EXHIBIT NO.                                                                             METHOD OF FILING
         2.1            Agreement and Plan of Share Exchange......................   Included as Exhibit A to the
                                                                                     proxy statement and prospectus.
         3.1            Certificate of Incorporation of RGS.......................   Included as Exhibit B to the
                                                                                     proxy statement and prospectus.
         3.2            By-laws of RGS............................................   Included as Exhibit C to the
                                                                                     proxy statement and prospectus.
         5.1            Opinion of Nixon, Hargrave, Devans & Doyle with respect to
                        the legality of the securities registered hereunder.......   To be filed by amendment.
         23.1           Consent of Counsel........................................   Included in opinion filed as
                                                                                     Exhibit 5.1.
         23.2           Consent of PricewaterhouseCoopers LLP.....................   Previously filed.
         24.1           Power of Attorney of Directors and Officers...............   Previously filed.
         99.1           Form of Proxy.............................................   Previously filed.